UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 31, 2011

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   ANGLOGOLD ASHANTI SUSTAINABILITY REPORT 2010



AngloGold Ashanti

Sustainability Report **2010**





sustainable
gold

Our
vision

to be **the leading** mining company

Our
mission

To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold and we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.

Our
values

Safety is our first value.

We place people first and correspondingly put the highest priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ... **to care**.

We treat each other with dignity and respect.

We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.

We value diversity.

We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.

We are accountable for our actions and undertake to deliver on our commitments.

We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.

The communities and societies in which we operate will be better off for AngloGold Ashanti having been there.

We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate. We aim to leave host communities with a sustainable future.

We respect the environment.

We are committed to continually improving our processes in order to prevent pollution, minimise waste, increase our carbon efficiency and make efficient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.

Contents

Our areas of focus in this report

Part 1: Our context and commitments

Part 2: Our key focus areas

Additional and supplementary information can be found at:
www.anglogoldashanti.com/sustainability
<http://www.anglogoldashanti.com/sustainability>

The table opposite shows performance indicators relating to the key areas of focus of this report which represent the most important sustainability challenges – and opportunities – in our business.

Registered and corporate office

76 Jeppe Street, Newtown
Johannesburg, Gauteng, 2001
South Africa

P O Box 62117, Marshalltown
Gauteng, 2107
South Africa

Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Contact person for the report 'Sustainable Gold'

Lebo Nkadimeng
Telephone: +27 11 637 6515
Fax: +27 86 639 6905
Email: lnkadimeng@anglogoldashanti.com
Website: www.anglogoldashanti.com

Our **sustainability** performance in 2010

	2010	2009	2008
Operational safety (pages 21 to 24)			
Number of fatalities	15	15[1]	14
All injury frequency rate (AIFR)[2]	11.50	12.88	16.66
Employee and community health[3] (pages 25 to 28)			
New cases of silicosis	459	409	442
Incidence of compensable noise-induced hearing loss (NIHL) (per 100 employees)	2.00	2.36	2.60
Incidence of malaria (per 100 employees)	25	37	42
Percentage of relevant employees provided with anti-retroviral therapy (ART)	75%	87%	76%
Human rights (pages 29 to 32)			
Incidents under the Voluntary Principles on Security and Human Rights (VPSHR)	2	1	3
Allegations under the VPSHR	6	4	6
Percentage of security personnel trained in the VPSHR	88%	86%	75%[4]
Communities (pages 33 to 40)			
Economic value generated ($m)	5,620	4,059[1]	3,800
Payments to government ($000)	844,321	644,252	534,549
Community investment ($000)	16,080	10,881	8,441
Environmental and natural resource stewardship (pages 46 to 52)			
Energy usage (Million GJ)	30.6	29.8[1]	29.4
Greenhouse gas emissions (Mt CO_2e)	4.70	4.61[1]	4.55
Water usage (ML)	54,664	55,138	53,617
Number of reportable environmental incidents	27	51[1]	55
Number (percentage) of relevant sites with full Cyanide Code certification[5]	15 (79%)	12 (63%)	8 (42%)

[1] Figures have been restated – refer to the relevant section of the report or online supplementary information for an explanation of the restatement.

[2] The total number of injuries and fatalities per million hours worked.

[3] Data on silicosis, NIHL and ART apply to South Africa only, although small numbers of employees receive ART in other countries. Data on malaria applies to Ghana, Tanzania, Guinea and Mali only.

[4] Estimated data.

[5] Cyanide is used at 19 of our operations.

CEO's letter

Since 2008, as members of the AngloGold Ashanti team, we have all been working to rebuild our business to ensure we are positioned to realise our full potential. Our strategy has been based on the establishment of a stable growth foundation – we have regenerated our financial capacity and reinvigorated operational performance, including the delivery of substantial improvements in safety performance, while constructing an exciting range of new projects and development opportunities. Together, these initiatives are designed to position AngloGold Ashanti to deliver long-term sustainable value for all its business and social stakeholders. In our world the concept of sustainability, the creation of a better present and future for all of our partners, can only be secured if we are navigating our future together with local communities.

Our vision is to be **'the leading mining company'**. We will only achieve this vision if we can prove our ability to operate sensitively to and with our host communities, to demonstrate that we will partner with them to create 'enduring value'. We recognise that 'enduring value' is a relative concept and can only be defined in the eyes of each partner – the challenge is to find common ground upon which we both see enduring value as it relates to our respective needs. AngloGold Ashanti is committed to the journey that discovers where these needs intersect – to help build our company and the communities in which we operate.

In the shorter term we need to develop appropriate responses to the many sustainability challenges that we face in operating across geographically and culturally diverse landscapes. In the long term we must be defined by the nature of our relationships with our business and social partners.

What are these challenges and how are we addressing them now? Improving safety performance is our most important business goal and remains our most significant business challenge. In 2010 we took two critical steps towards realising our long-term goal of operating an accident-free business – we launched our safety transformation project and we undertook the detailed design work that was required to integrate safety transformation into our Project ONE operating model. Our approach to safety incorporates three elements – engaging people in the work of creating a safe environment, building robust systems which support safe work and managing risks effectively through appropriate controls at all levels. Integrating this thinking into the DNA of the business is essential if we are to make sustainable gains in safety performance.

While safety in the workplace is our main concern, the overall health and wellbeing of our employees is a major consideration for the same reason – **people are our business** and their wellbeing takes precedence. In South Africa, where we have a large workforce, many of whom are migrant workers, there is a





Podcast:

Mark Cutifani, Chief Executive Officer

"We will only achieve our vision if we can prove our ability to operate sensitively to and with our communities, to partner with them to create 'enduring value'."

Podcast available at www.anglogoldashanti.com

continued incidence of silicosis, stubbornly high HIV prevalence rates, the related scourge of tuberculosis and a continuing incidence of noise-induced hearing loss. In Continental Africa, we mine in areas where malaria is endemic and carries a major health risk for employees and communities.

We have made significant progress in bringing down malaria incidence rates in Obuasi, one of the worst-affected areas, and will continue to work in 2011 to replicate the integrated approach that has been so successful there in other affected regions where we operate, as well as in other areas of Ghana, at the request of the Ghanaian authorities, through a substantial grant from the Global Fund.

We are addressing the incidence of silicosis by reinforced information and education, reducing the exposure of employees to silica dust and measuring exposure more effectively to help us more effectively manage all aspects of our operations. Unfortunately, we are unlikely to see the results of this work for another decade due to the long latency period of the disease. In the meantime, we continue to offer vulnerable employees the means to improve their wellness, particularly by combating HIV and tuberculosis, both of which aggravate the affect of silicosis.

Responsible environmental stewardship and the effective management of scarce natural resources are important to us in living to our value of respect for the environment. While we are improving processes in this area, we regrettably had cause to temporarily suspend or curtail production at our two operations in Ghana during 2010, in order to remediate water-related concerns. We are addressing these challenges in part through the establishment of a task force in the region, with a team member dedicated to sustainability issues. We made significant progress in reducing environmental incidents in 2010, through a concerted effort in South Africa to address nagging problems that were causing repeated incidents. In the meantime, we continue to develop company-wide approaches to longer-term issues such as energy and water security.

A burgeoning priority area of focus in 2010 was developing a clearer understanding of the steps necessary to ensure that our business operates with due respect for human rights. We operate in regions where communities are vulnerable and we therefore need to be uncompromising in our commitment to respect for human rights and intolerant of corruption in all of its forms. Such an approach is simply the consequence of our belief that people are our business.

We continue to progress the integration of human rights issues into our security strategy, by embedding the Voluntary Principles on Security and Human Rights (VPSHR) into all aspects of security management. In 2011, we will continue with this work and will also examine the implications of the work that is underway in the UN on human rights and business for other areas, for example, in applying due diligence on human rights issues in our operations and in respect of our supply chain dealings.

Against a backdrop of increasing consumer concern about the impact and origin of the products that they purchase, we are continuing our active engagement with the World Gold Council and the Responsible Jewellery Council to develop industry standards for responsible gold production and chain of custody. In 2010, legislation was passed in the USA which will give consumers greater transparency over the chain of custody of products manufactured with gold from the Democratic Republic of the Congo and its neighbours. We are proactively engaging with governments in the region and with the USA government to understand the implications of this legislation and in particular to avoid measures that might inadvertently stigmatise gold produced responsibly in the region.

The sustainability challenges that we face are as significant as they are varied and require a considered strategic response from AngloGold Ashanti. In 2010, we started the development of a sustainability strategy that not only addresses priority areas of concern but also seeks to achieve competitive advantage for the company through excellence and innovation in sustainability practice.

A key objective of this strategy is to achieve a fundamental shift in the nature of our engagement with communities. The mining industry has a legacy of paternalistic relationships with communities and – in many ways – AngloGold Ashanti has not been an exception to this rule. This is hardly surprising as mining companies are so often better resourced and more formally structured than the communities which host them. We have always tried to engage respectfully and in the spirit of good neighbours, but in some cases have tended to direct engagement efforts rather than viewing communities as partners. Our aim is to develop an approach that enables communities to play the dominant role in designing their economic future, with

AngloGold Ashanti as a supporter and contributor in their development. This is essential if we are to fulfil our promise of leaving communities better off for our presence.

Success in this regard is possible, and the positive outcomes already experienced in the limited application of this approach are confirmation that it is. In Argentina, for example, we have worked with the community, government and local businesses to sustainably regenerate a region that was in economic decline. In Ghana, we have co-developed projects with local communities and, notwithstanding setbacks that still occur, are starting to reverse a cycle of mistrust that has been allowed to develop between the mines and the communities over several decades.

Our challenge is to take these successes and replicate them consistently in our business, and therefore one of the most important aspects of our strategy is how we integrate it into the company's operating model, through Project ONE. This is essential as we develop a culture of learning to build successes over the longer term.

Proactive management of sustainability challenges will bring substantial benefits to the company and assist in securing the long-term future of our operations. We believe this approach is more likely to help instil a sense of pride in our employees – that will be reflected through more constructive relationships within our communities.

Important reference points for our strategy have been the work undertaken through various industry and government bodies on sustainability issues, particularly as they relate to the mining sector. We continue to support the International Council on Mining and Metals (ICMM) and the work of bodies such as the Extractive Industries Transparency Initiative (EITI). We also support the goals and objectives of the UN Global Compact principles. Together with our core values, these international standards provide a guideline for implementation of our strategy.

AngloGold Ashanti's sustainability vision will take time to fully realise, but we believe that success will allow us to provide a better set of outcomes for our industry and its stakeholders. We are working together with our independent sustainability review panel – a carefully selected collegium of independent experts – in order to achieve this arm's length critique of our approach and our progress.

I look forward to keeping you updated on progress as this important area of our work develops.

Mark Cutifani
Chief executive officer

Our commitments

In this section of the report, we report on progress against commitments made in our 2009 report and set out commitments for 2011 and beyond. These commitments are grouped according to the key focus areas of our report. In 2011, we will also be working to develop a sustainability strategy for the business, which will enable us to better define our priority areas of activity.

Improving operational safety performance

Our 2009 commitments	Our progress in 2010
Achieving a further 20% reduction in the all injury frequency rate with the long-term objective of operating an accident-free business	We achieved a reduction of 11% in our all injury frequency rate in 2010. Although this is short of our target for the year, we are pleased to be able to report a 45% improvement in the all injury frequency rate since 2007, from 20.95 in 2007 to 11.50 in 2010. Due to the transformational nature of our safety interventions, our expectation was that improvements would be achieved through a series of step changes.
Begin implementation of the Safety Transformation project	Implementation of the Safety Transformation project has begun – the project was launched in May 2010. Significant work was undertaken on integrating the project into the operating framework of the business.

Our 2011 commitments

In 2011, we aim to achieve continued improvement in safety performance towards our 2015 business goal of an all injury frequency rate of less than 9 per million hours worked. Our target to reduce fatalities by 70% by 2012 (from a 2007 baseline) remains intact.

Work is underway to continue implementation of safety transformation within Project ONE in 2011 through:
- completion of guidelines by mid-2011 to support roll out of the global safety standards;
- implementation of a new model and process for accident investigation;
- a review of organisational safety capabilities; and
- development of operational safety plans to business unit teams.

Managing health issues

Our 2009 commitments	Our progress in 2010
Elimination of new cases of silicosis after December 2013 among employees in South Africa with no occupational exposure prior to 2008	We are working towards achievement of this industry milestone. Due to the latency period of the disease we are not yet able to provide a meaningful assessment of this group of employees. We have, however, met and exceeded industry milestones on silica dust exposure as one of the measures in place to combat this disease and have set lower internal benchmarks for exposure.
Intensify hearing conservation programmes and continue to silence – to acceptable levels – all identified noise equipment in order to achieve the industry milestone of no deterioration in hearing greater than 10% among occupationally-exposed individuals at South African operations	We are working towards achievement of this industry milestone. It is still too early to provide a meaningful assessment of this group of employees due to the latent nature of this disability. We have been in compliance with the 2013 industry noise targets since 2008 and have now set lower internal benchmarks.

Managing health issues continued

Our 2009 commitments	Our progress in 2010
Maintain a rate of 80% of South African employees attending voluntary counselling and testing for HIV (VCT) during 2010, excluding current wellness clinic attendees	74% of South African employees attended VCT during 2010. The uptake of VCT programmes has been falling since 2008. Programmes relating to the prevention of HIV/AIDS have been in place at AngloGold Ashanti since 2000 and numbers of employees presenting themselves for VCT are declining. Communications and awareness efforts continue, as does the provision of anti-retroviral therapy (ART) and wellness programmes to affected employees.
Reduce by 50% the number of avoidable drop-outs from wellness programmes in 2010	Over 4,000 employees attended wellness programmes in 2010 and ART continues to be supplied to approximately 2,500 employees for whom this treatment is clinically indicated. We have not been able to measure the number of drop-outs from wellness programmes accurately, due to the difficulty of establishing the cause of an employee discontinuing treatment.
Reduce occupational tuberculosis (TB) incidence to 3% of all South African employees by 2010	We have achieved this target. The incidence of TB among South African employees was reduced to 2.64% in 2010.
Successfully cure 85% of new TB cases in 2010	Over 90% of new cases were successfully cured in 2009. Data for 2010 is not yet available as treatment programmes for TB last between six and eight months.

Our 2011 commitments

To progress our health strategy, we intend to undertake health risk assessments and health system audits at our operations in Continental Africa by the end of 2011 and complete health risk assessments and health system audits for the balance of our operations by the end of 2012.

We have set the following goals relating to wellness and occupational environment:
- continue progress towards the industry milestone of no new cases of silicosis among previously unexposed employees in South Africa (2008 onwards) after December 2013;
- meet the industry milestone of no deterioration in hearing greater than 10% among occupationally-exposed individuals at South African operations;
- roll out integrated malaria programmes, drawing on the model implemented at Obuasi in Ghana, at operations in Mali, Tanzania and Guinea; and
- in South Africa, continue efforts to reduce occupational tuberculosis (TB) incidence to 2.25% of all South African employees by 2015 and successfully cure 85% of new cases (our long-term target is the reduction of TB incidence to 1.5% of all South African employees by 2029).

Pod**cast:**



Thero Setiloane, Executive Vice President – Business Sustainability, AngloGold Ashanti

"We understand that there are gaps in our knowledge in certain areas of sustainability. In some of these areas, we have good expertise in the business and will start to close these gaps if we adopt an approach that facilitates cross learning between sites and regions. In others, particularly in managing our relationships with communities, we do not yet possess the right expertise, and will need to harness it externally. Part of our challenge for the coming year will be to develop objectives and performance indicators in all areas of sustainability that clearly progress us towards our vision and can be incentivised internally. "

Podcast available at www.anglogoldashanti.com

Our commitments

Human rights and business

Our 2009 commitments	Our progress in 2010
Zero violations of the Voluntary Principles on Security and Human Rights (VPSHR) in 2010	In 2010, two violations of the VPSHR were recorded. Details are given on page 32. We are continuing efforts to embed the VPSHR into our security management systems and practices in order to effect the continuous improvement necessary to reach our target of zero VPSHR violations. We continue to encourage self reporting by security personnel of potential violations.
Develop a standard approach for all contracts with private and public security	A review of all contracts with private and public security is underway in order to achieve this target and is scheduled for completion by the end of 2011.

Our 2011 commitments

In 2011, we aim to develop a more effective approach to human rights issues by putting in place a company-wide policy, framework and procedures.

In the area of security and human rights, we continue to target zero incidents under the Voluntary Principles on Security Human Rights (VPSHR) and aim to reduce the number of allegations of VPSHR incidents that are made. To support achievement of this target, we will:

- complete implementation of the global security framework by the end of 2011; and
- review all contracts with private and public security services worldwide in order to standardise contract requirements by the end of 2011.

AngloGold Ashanti and communities

Our 2009 commitments	Our progress in 2010
Final approval of management standards and associated guidance material that govern how the company interacts with communities	Standards have been developed and are scheduled for approval by the executive committee of the company in 2011. Work to develop guidance material will follow shortly after approval.
Incorporate community aspects into each operation's ISO 14001 management system by 2012	The ISO 14001 management system is in place at all operations and progress has been made towards incorporating community aspects. Further work is being done to support sites to meet the target date which is three years following approval of the management standards by the board.
Continue to embed the government relations function into decision-making processes, including through development of a management standard by 2011	In 2010 progress was made in incorporating the government relations function into broader AngloGold Ashanti decision-making processes. The need for a management standard will be reviewed.

AngloGold Ashanti and communities continued

Our 2009 commitments	Our progress in 2010
Roll-out of a pilot government engagement strategy model in South African and in a minimum of two other jurisdictions in 2011	This pilot programme remains work in progress in South Africa in 2011. Following its successful completion, we aim to extend the model to two other jurisdictions.
In South Africa, participate in the Mining Charter review	We participated actively in the Mining Charter review, including through the relevant industry structures. The reviewed Mining Charter was agreed and published.

Our 2011 commitments

In 2011, we aim to better define expectations for performance with regard to community and social performance. This will be done through community-focused management standards which are currently at the latest stages of finalisation and review and are expected to be approved by the Executive Committee of the company in 2011.

Work to support and give effect to the standards will begin in 2011, after their approval, and will include the development of guidelines to aid in implementation of the standard and the allocation of appropriate resources.

To ensure an integrated approach to managing community and environmental aspects in line with the integration of the two functions, we aim to integrate community aspects into the ISO 14001 management system. Work towards this is already in progress; however, a specific work plan has been developed for 2011 to accelerate efforts such that sites will be ready to undergo certification audits by 2014.

Exploration and closure

Our 2009 commitments	Our progress in 2010
Work on findings of review conducted in 2009 to address any site-level deficiencies in closure plans and ensure alignment with company management standard by 2011	An internal multi-disciplinary committee continued to guide site-level closure planning to ensure alignment with the company standard by the end of 2011. A workshop was held in December 2010 to ensure alignment amongst environmental, social and accounting professionals within the company and to share best practices across the group.

Our 2011 commitments

In 2011 and 2012, assess compliance with the closure standard. Work to achieve compliance with the closure standard at all operations by the end of 2011 will continue. A corporate-led assurance and operations review will assess closure plans to ensure compliance and efficiency.

During 2011, the greenfield exploration business unit will be working to formalise and improve a process which will ensure that an appropriate level of community and environmental oversight is completed at each stage of exploration.

Our commitments

Environmental and natural resource stewardship

Our 2009 commitments	Our progress in 2010
Continue work to improve energy and water performance including through the development of site-level objectives	Comprehensive energy maps have been developed for South Africa and are being progressed for all other operations. A more complete range of water performance indicators is being developed for key aspects of water performance. Site water balances are being refined. A global approach for quantifying the energy and water benefits from business improvement projects is also being progressed.
Audit the global energy and water security position for all operations	High-level energy and water security reviews have been completed at 15 of our 19 relevant operations and the balance will be completed in 2011. Strategic frameworks have been developed for energy and water management.
Continue to address key climate change opportunities and risks	Preliminary preparations to understand site-specific climate change risks in greater detail have commenced. A project to install heat pumps at high-density residences in South Africa is almost complete and is expected to earn carbon credits. We are continuing to assess other opportunities for generating carbon credits, especially in the South Africa region where our energy consumption is 40% of the group total.
Final approval or development of management standards and associated guidance material that govern how the company interacts with the environment	Progress was made in agreeing a biodiversity management standard, which will be finalised in 2011. Guidance for the closure and rehabilitation management standard was finalised.

Our 2011 commitments

Improve energy performance by:
- developing site-based targets and action plans from 2012 onwards;
- continuing to refine energy metrics, performance measurement and reporting during 2011; and
- quantifying the energy benefits of business improvement initiatives.

Improve energy security at our operations by:
- finalising high-level reviews of site energy security arrangements during 2011; and
- commencing the development of site-based energy security strategies for life of mine.

Improve water performance by:
- developing site-based targets and action plans from 2012 onwards;
- continuing to refine key performance indicators, performance measurement and reporting during 2011; and
- quantifying the water benefits of business improvement initiatives.

Improve water security at our operations by:
- finalising high-level reviews of water security arrangements during 2011;
- commencing the development of site-based water security strategies for life of mine; and
- embedding integrated water management at all sites, and recognising the value of managing water performance across entire site operations in a planned and coordinated manner.

Continue to address key climate change opportunities and risks, by specifying life-of-mine climate change risks in more detail for priority operations, starting in 2011 with those at greatest risk.

Over 2011 and 2012, a programme of assessing compliance with the environment-focussed management standards approved during 2009 will commence in the form of the biennial Community and Environment Review Programme (CERP). Concurrently, a roll-out phase to socialise finalised community-focussed standards will commence, also as part of the CERP.

People

The following commitments were made in our 2009 report and progress against these commitments is reported below:

Our 2009 commitments	Our progress in 2010
Continue with the roll out of the System for People (SP), including the global values survey	Significant progress was made during the year on implementation of the SP, with the development of a new delivery framework clearly defining corporate and regional roles. The global values survey was completed in 2010 and the results reviewed by the Executive Committee. The results will be fed back into the business in early 2011.
Review the wage negotiations strategy in Continental Africa and develop a model for conducting wage negotiations which can be applied throughout the company's Continental African operations	A labour engagement model was developed and successful collective bargaining processes were concluded at the Siguiri mine in Guinea and Sadiola/Yatela mines in Mali.
Standardise, to the extent possible, the conditions of employment of senior managers to facilitate mobility within the company	A survey of conditions of employment with respect to senior and executive management was conducted by PwC on behalf of the company and the report submitted to the Remuneration Committee. This survey covered all the countries in which the company operates. The findings of this survey resulted in the formulation of the company's Remuneration Policy that was approved by the shareholders at the AGM held in May 2010.



Namibia
Prioritising safety as our first value and most important business objective is a natural consequence of our belief that people are the business. Our long-term goal is the operation of an injury-free business

Our report

Sustainable **gold**

The intention of this group-level report – *Sustainable Gold* – is to provide a concise and balanced account of AngloGold Ashanti's sustainability performance in 2010. AngloGold Ashanti has reported on social investment and sustainability issues since 2002. In 2009 we reviewed our approach to sustainability reporting, taking into account leading international practice, and decided to move towards a more focused report, which clearly identifies the issues that are important in making our business viable over the longer term, and which most concern our stakeholders, social and business partners.

We are continually refining and improving our content selection process for reporting, taking into account the diversity in our portfolio of operations and the countries in which we do business. AngloGold Ashanti operates in 10 countries. The six focus areas that we have identified are challenges that are common to all operating regions, even though they manifest themselves in different ways in each region and require responses appropriate to local circumstances.

Our six focus areas for this 2010 report are:
- improving operational safety performance;
- managing health impacts that arise at our operations and in our communities;
- operating with respect for human rights;
- relationships with the communities which host our operations;
- exploration and closure, recognising and reporting explicitly on these two critical areas in the life cycle of our operations; and

- effective stewardship of the environment and of the natural resources that we use, primarily land, water and energy.

In this report we have tried to convey the context for each of these issues, and explain why it is relevant and how it can impact on our business and on our stakeholders, social and business partners. We describe the work that we have undertaken in managing each issue, the targets that we have set relating to our performance and our progress in meeting these targets.

Extensive web-based information supplements this report and ensures that we continue to report at an A+ level against the Global Reporting Initiative (GRI) G3 guidelines, as well as to comply with our obligations as a signatory of the UN Global Compact (UNGC) and as a member of the International Council on Mining and Metals (ICMM).

External assurance for this report is provided by Ernst & Young. The same company undertakes our financial audit. Our goal is the integrated presentation of financial and non-financial information and we intend to move towards an assurance process that supports this objective.

Our external assurance statement is available on our website: www.anglogoldashanti.com.

This report and its supplements form part of our stakeholder communications. We understand that communication that is balanced and accurate generates trust, and we aim to develop

Stakeholder engagement

an approach to stakeholder engagement that supports relationships with governments and communities, as well as other stakeholders, social and business partners.

We have identified the company's main stakeholder groups as:
- employees, their representatives and families;
- communities or individuals affected by the company's operations;
- governments, including at national, state, provincial and district level or other relevant local and traditional authorities;
- politicians, religious leaders, civic organisations, academics and other groups with special interests;
- businesses supplying, purchasing from or otherwise dealing with the company;
- shareholders;
- media;
- joint venture partners;
- advocacy non-governmental organisations (NGOs); and
- industry associations.

These diverse groups require different communications and engagement approaches. Refining our understanding of who our stakeholders are and how we should communicate with them is therefore challenging, but it is an area of work that we are progressing, and are approaching in a more consistent way through the development and implementation of a global engagement standard.

AngloGold Ashanti's sustainability review panel

In 2011, we will strengthen external engagement, including on our sustainability report, through input from our independent Sustainability Review Panel. The panel will act in an advisory capacity to provide an objective and expert perspective on AngloGold Ashanti's sustainability performance and reporting and its engagement processes. The panel was convened for the first time in November 2010. It is facilitated by Simon Zadek, an independent advisor, and has five members.

- **Dr Muzong Kodi**, who has more than 30 years' experience in training, research and consultancy in governance, anti-corruption and human rights. He is based in London as an independent consultant and is also an Associate Fellow of the Africa Programme of the Royal Institute of International Affairs, where he co-ordinates the Congo Forum.

- **Mr Stephan Malherbe**, chairman of Genesis Economic Consulting, the first specialist competition and regulatory economics advisory firm to be based in India, and the founder and chairman of Genesis Analytics in South Africa. Mr Malherbe has provided economic policy advice to a number of African countries at presidential level and is an internationally-acknowledged expert on capital markets development.

- **Dr Ruth Mompati**, a South African citizen with a long involvement in issues of social justice and gender equality. Dr Mompati is currently Mayor of Naledi in the North West Province of South Africa. She has previously served as South African ambassador to Switzerland, was a member of the South African Parliament and was a member of the National Executive Council of the African National Congress (ANC).

- **Mrs Anita Roper**, chief executive officer of Sustainability Victoria in Australia. Previously Mrs Roper worked outside Australia for 10 years, including as director of sustainability for Alcoa in New York, where she was responsible for coordinating and integrating sustainability concepts throughout the company.

- **Ms Nisia Werneck**, a consultant at the Dom Cabral Foundation in Brazil's Minas Gerais state, a non-profit institution which aims to develop executives, businessmen and companies. Ms Werneck has contributed to the social and community development programmes of a range of companies and organisations, and has published extensively on the themes of sustainability and corporate social responsibility.

    

Dr Muzong Kodi **Mr Stephan Malherbe** **Dr Ruth Mompati** **Mrs Anita Roper** **Ms Nisia Werneck**

About AngloGold Ashanti

Our primary focus is gold

AngloGold Ashanti is operated through four regional management structures – South Africa, Continental Africa, Australasia and the Americas – each headed by an executive vice-president.

AngloGold Ashanti's vision is to be the leading mining company – we operate a diverse portfolio of open pit and underground mines in 10 countries on four continents.

We seek to leverage the diversity in our operations and people, and place people at the centre of our business.

Our portfolio of operations



Ghana
Iduapriem
Obuasi

USA
Cripple Creek & Victor

Mali
Sadiola
Yatela
Morila

Brazil
Serra Grande
AGA Mineração

Guinea
Siguiri

Tanzania
Geita

Australia
Sunrise Dam

Argentina
Cerro Vanguardia

Namibia
Navachab

South Africa
Great Noligwa
Kopanang
Moab Khotsong
Mponeng
Savuka
TauTona
Surface operations

4,509,000
Total oz gold sold in 2010

$5,334m
Revenue from gold sales in 2010

62,046
Employees and contractors globally

Percentage gold produced by region
for the year ended 31 December 2010



■ South Africa	39%	■ Americas	19%
■ Continental Africa	33%	■ Australasia	9%

Exploration for future growth

AngloGold Ashanti's exploration programme has been one of the most successful in the industry, and it holds a substantial greenfield and brownfield project pipeline.

Customers and markets

AngloGold Ashanti's customers are typically banks acting as intermediaries in gold markets. The breakdown of our sales is based on the domicile of these intermediaries and does not necessarily reflect the location of the end-user of the product. The largest end-user markets for gold are India, China, the Middle East and the USA.

Geographical distribution of gold sales
for the year ended 31 December 2010



■ South Africa	50%	■ North America	11%
■ United Kingdom	14%	■ Europe	9%
■ Asia	11%	■ Australia	5%

Listing and shareholder details

With headquarters in Johannesburg, South Africa, AngloGold Ashanti's primary listing is on the JSE Limited (JSE).

At 31 December 2010, AngloGold Ashanti had 381,204,080 ordinary shares in issue and a market capitalisation of $18.8 billion (31 December 2009: $14.6 billion).

At the end of 2010, 2.95% of AngloGold Ashanti's shares were held by the Government of Ghana. The free float balance of 97.05% was held as shown in the table below:

Region	Percentage
Americas	53.80
South Africa	22.54
United Kingdom	11.73
Europe	4.92
Asia Pacific/Middle East	3.80
Other/unidentified	0.26

Following year end, on 19 January 2011, the Government of Ghana sold approximately 1.4% of their shareholding and now holds approximately 1.6% of our issued share capital.

Ethics and governance

Giving **effect** to our **values**

Acting in compliance with our values and standards is integral to the way we operate. This section sets out how our values are put into practice through the company's various governance structures, as well as through our Code of Ethics, which is the anchor for the application of our values in the company.

Governance structures

AngloGold Ashanti has a 10-member board that includes eight non-executive directors, all of whom are independent as defined by relevant corporate governance codes. The board's Nominations Committee assesses the competencies and experience of potential new members , assisted as required by independent and external consultants. On 17 February 2011, one of the non-executive directors, Dr Motlatsi retired from the board.

Conflicts of interest

A key governance risk is the potential for conflict of interest. Board members declare all outside interests at the start of their tenure, including where no conflict arises. On appointment, board members are made aware that the board has to sanction any outside appointments that might occur during their tenure and a quarterly statement relating to conflict of interest is requested from each board member to ensure that any changes are notified. Directors recuse themselves from any discussion where they may have an actual, perceived or potential conflict as adjudged by the board.

Conflict of interest policies for employees are set out in the company's Code of Ethics, as revised in 2010, and these require a similar declaration of interests at the outset of employment, with provision for annual updates and notification when circumstances change or if conflicts arise.

Board mandate

The mandate of the board is to set strategy and provide organisational oversight. Various board committees, each of which is chaired by an independent non-executive director, deal with aspects of the board's functions, including social, economic and environmental performance. These committees have clear mandates and report quarterly to the board. They receive detailed management reports quarterly and, if required, can call on services of external professionals to advise them.

Oversight of sustainability performance

The Safety, Health and Sustainable Development, Audit and Corporate Governance and Transformation and Human Resources Development Committees of the board are the bodies which most regularly review sustainability performance. The chairman of the Audit and Corporate Governance Committee has been appointed to the Safety, Health and Sustainable Development Committee to ensure consistency of oversight and reporting between these two committees.

For the 2010 financial year, the board evaluation process has been conducted by self-assessment. From 2011, however, the effectiveness of the board will be assessed in conjunction with an external party, which will undertake board evaluations on the basis of criteria developed jointly by the external party and AngloGold Ashanti.

Criteria for evaluating the performance of the board include the ability to successfully assess, monitor and mitigate risk, including risks relating to sustainability issues.

Remuneration for non-executive directors is by flat fee, approved by shareholders. There is no long-term compensation (for example share scheme participation or performance incentives).



OurCode
Garantindo o desempenho com integridade

"Ensuring performance with integrity"
The company's code of ethics has been translated into our main operating languages. The logo is intended to suggest that accountability begins and ends with each individual, and that ethical conduct depends on personal choices.

Remuneration for executive management includes basic salary, short- and long-term incentives based on performance, pensions and other benefits. The short-term incentive plan is referenced to the achievement of a set of individual and company performance targets relating to earnings per share, gold production, cost control, Mineral Resource to Ore Reserve conversion and safety.

The objective of the long-term incentive plan is to align the interests of executive management with those of the company and the shareholders over the medium to long term. The targets used for vesting are determined annually by the board's Remuneration Committee and link directly to the company's strategy. Measures include earnings per share, total shareholder return against a comparator group of gold mining companies, Mineral Resource to Ore Reserve generation and safety.

Code of Ethics

During 2010, we developed a revised Code of Ethics, based on our vision, mission and values. External and internal engagement was undertaken as part of the development process and the draft code was benchmarked, both internally and externally.

We view our Code of Ethics as central to the concept of building personal accountability in our business. It has been branded 'Our Code' to make the point that it embraces each and every employee. Communications concerning *Our Code* have reinforced the principle that those with whom the company interacts will judge the company according to the ethical behaviour of each individual.

Our Code is designed to offer general guidelines on how to approach situations, rather than to provide an all-encompassing set of rules on individual behaviour. It covers aspects of the business where ethical considerations are most likely to be raised, including safety, people, environment and community, fraud and corruption, conflict of interest, insider trading and disclosure.

Non-compliance with *Our Code* is a key business risk and mechanisms to ensure compliance and bring to light potential infringements therefore receive significant attention. A 'whistle-blowing' hotline is already well established. The hotline is independently operated and has its own website and web address, and a telephone service through which tip-offs can be processed. It is available in the company's major operating languages on a 24/7 basis.

As *Our Code* is extended through the company over the next 18 months, a communications and training programme will seek to integrate its principles into business. A company-wide training programme will be undertaken and each employee has been asked to acknowledge receipt of *Our Code* to reinforce personal accountability. A summary version of *Our Code* has been produced, translation into the company's main operating languages is underway and compliance champions in each operating region are being identified.

The board will receive quarterly reports on the application of *Our Code* and, in 2011, external assurance will be introduced to assess the process of rolling out *Our Code*, including training offered and responses to confidential tip-offs raised through the whistle-blowing process.



Podcast:

Professor Mervyn King, Chairman, Global Reporting Initiative (GRI)

"Amidst evidence that the current economic model is socially and environmentally unsustainable, it is time for new and more effective forms of accountability. The users of an organisation's reporting should be able to determine whether the organisation's governing structure has sufficiently applied its collective mind in identifying the social, environmental, economic and financial issues that impact on the business, and whether these issues have been incorporated into its strategy."

Podcast available at www.anglogoldashanti.com



Project ONE

AngloGold Ashanti has grown rapidly over the past 12 years from its South African origins into a global gold company. To underpin this growth and to achieve our future business and growth objectives, we have developed a consistent operating framework, thereby enabling delivery on the company's vision, mission and values.

This framework has been developed and implemented as Project ONE, guided by a steering committee chaired by the CEO. It has two major components:

- **the System for People (SP)**, which aims to have the right person in the right role doing the right work; and

- **the Business Process Framework (BPF)**, with the goal of having the right work done at the right time and in the right way.

Discipline frameworks map the detailed design of functional areas of work, for example safety, and are integrated into the SP and the BPF.

The sustainability strategy that is under development at AngloGold Ashanti supports and reflects the principles of Project ONE. Our objective will be to implement each element of our sustainability strategy through Project ONE, in order to ensure that it is made relevant to the business and becomes part of the way we operate.

Case study:

Implementing Project ONE at the Geita Gold Mine in Tanzania

When Project ONE was put in place at AngloGold Ashanti, the company's Geita Gold Mine became a pilot site for implementation. With a legacy of unresolved and persistent obstacles, a culture of uncertainty at Geita hindered the business and its people, affecting predictions of performance, the stability of the operation and casting doubt on its potential lifespan.

In the second quarter of 2009, Graham Ehm, previously the executive vice president in Australasia, stepped in to stabilise and turn around the operation and define a sustainable future. The resources for this endeavour included piloting the newly-established operating model through implementation of the System for People (SP) and the Business Process Framework (BPF).

By the third quarter of 2009, Geita had begun to meet its predictions of performance and has now produced to budget for six consecutive quarters. There remains much work to be done to complete implementation of the principles and practices of Project ONE, but the mine, now under the leadership of Gary Davies as Managing Director, is well on the road to financial stability.

"I see Project ONE transforming the business by generating certainty about the organisation and understanding of the work to be done," says Gary. "Individuals are clear about their own roles and understand the accountabilities of their managers."

"I am now using my understanding of capability when I recruit and hire new team members and it has made a difference in how I select candidates", says Geita's Sustainability Manager, Clement Msalangi. "I am doing more context setting for my team and have added context of the work as part of my recruitment and interviewing process."

A detailed version of this case study is available online at www.anglogoldashanti.com



Beginning in the fourth quarter of 2010, larger truck trays supported increased productivity at Geita Gold Mine. Represented here are mine staff in the controlled area where manufactured trucks and parts are stored and where personal protective equipment is not obligatory.

AngloGold Ashanti and people

Towards a **productive** and engaged workforce

We aim to realise one of our core principles – that 'People are the business' – through implementation of the System for People (SP). In terms of this principle, we aspire to provide leadership and managerial processes to establish a culture of accountability and trust in which each individual is able and willing to work to his or her full potential.

Transformation and diversity

Considerations of transformation and employee diversity provide context for the implementation of the SP in each region and at each operation and reflect the way in which we deal with the wellbeing of our employees and the communities in which they live.

The company's transformation strategy and policy, approved by the board in November 2010, rests on its values: 'We treat each other with dignity and respect' and 'We value diversity' and on our commitment 'To leave the communities in which we operate better off for our having been there'.

The purpose of the transformation policy and strategy is to translate these values into the way we do business globally, extending our focus beyond South Africa, and beyond pure

Employees by region of operation
for the year ended 31 December 2010



■ South Africa	57%		■ Australasia	1%
■ Continental Africa	25%		■ Other (including exploration sites)	6%
■ Americas	11%			

legislative compliance. They outline a framework within which every region and operation will set its own strategies, structures and policies, taking into account the challenges faced locally, while meeting our corporate standards.

The SP implementation process

Our business objectives can only be met through a workforce that is capable, accountable and engaged, and where each employee is able to undertake the right work at the right time in order to deliver consistently on the objectives of the business. The SP enables a structured, common approach for

AngloGold Ashanti and people

people to work together to support long-term business improvements. It has three objectives:

1. **Creating the right organisation design:** a structure where work is undertaken at the correct level, and where the accountability and authority of a particular role clearly contributes towards achieving business objectives. Our organisational structure places priority on operational leadership, with functional roles acting in support of operations through effective cross-functional working relationships.

2. **Ensuring we have the right people in the right roles:** the continual matching of employee capability to role complexity, which is necessary for meeting immediate and future business needs in line with employee career development plans.

3. **Developing effective working relationships:** ensuring that employees across the organisation work together effectively, whatever the differences in their internal and external working environments. Effective working relationships are facilitated when employees' behaviour and actions are in accordance with the managerial leadership practices and the company's values.

Technical design of the SP was completed in 2009, and we are currently engaged in its implementation. Our approach to the implementation is that it should be:
- undertaken in a top-down manner;
- inclusive of, and engaging with all employees as far as this is possible;
- undertaken within the respective managerial accountability hierarchies; and
- continually reinforced, until it becomes second nature within the business.



Podcast:

Steve Rickman, Senior Vice President – Business Effectiveness, AngloGold Ashanti

"The essence of SP is simple – it's about enabling each and every person in the business to work to their full potential. Not only do we need to place the right people in the right roles but we also need to make sure that they are engaged in and value the work that they are doing."

Podcast available at www.anglogoldashanti.com

Ghana
The workshop team at Iduapriem: a key objective of the SP is developing effective working relationships

In our 2009 report, we committed to continuing the roll out of the SP, and undertaking a global values survey. Significant progress was made during the year with the development of a new delivery framework for the SP that clearly defines corporate and regional roles in the implementation process. A corporate team was established to be accountable for the process of designing and developing the SP material to be implemented throughout the company. Regional human resources teams have been charged with planning, scheduling and resourcing activation of the programme in consultation with line management.

The global values survey, designed to offer all AngloGold Ashanti employees an opportunity to participate in the identification of value-based behaviours and to gauge employee engagement, was completed during the year. We aim to review our organisational mission, vision and values at regular intervals and maintain their relevance in our constantly-changing environment. The surveys are currently being analysed for trends and conclusions, and the results, which will be integrated with other business processes and communications, will be fed back into the business early in 2011.

In 2010, progress was made on understanding the linkage between the SP and the BPF. The harmonisation of these processes will continue during 2011 under Project ONE. Also of importance for 2011 is the design of appropriate mechanisms to engage employees in the implementation of the BPF and the SP.





Improving operational safety performance

Safety
is our first
value

Our context

Safety is our most important business consideration and we are committed to creating the safest possible working environment for our employees. Poor safety performance is unacceptable for the business, as well as for our stakeholders, business and social partners. When our current business goals were put in place in 2008, we committed to the long-term goal of operating an injury-free business and established a five-year goal of reducing fatality rates by 70%, working from a 2007 baseline.

We have made significant progress towards this target. In 2008, when the 'safety is our first value' campaign was introduced, a step change in safety performance was achieved. Between 2007 and 2008 there was a decrease of 59% in the number of fatal injuries and a 20% reduction in the all injury frequency rate, as illustrated in the graphs opposite.

Fatalities – group
2006 – 2010



06	37
07	34
08	14
09	15*
10	15

* This number has been restated from the number of 16 previously recorded by the company for 2009. Following the investigation into a fatal incident in May 2009 at Moab Khotsong Mine in South Africa, the Department of Mineral Resources (DMR) determined that the incident was not a mine fatality.

All injury frequency rate – group
2006 – 2010



06	22.83
07	20.95
08	16.66
09	12.88
10	11.50

Refer to the explanatory footnotes on page 24 for the definition of this measure.

Improving operational safety performance

In 2009 and 2010, injury frequency rates continued to improve. A further step change is, however, required to meet our longer-term objectives. This cannot be achieved through individual campaigns alone, but requires a systemic cultural change in the business, integrating a new way of thinking about safety into the way we work, and underpinned by an organisational culture which displays a deep respect for the dignity and wellbeing of others.

AngloGold Ashanti's safety transformation project

The safety transformation project was initiated in 2008 and has resulted in the development of a safety transformation approach which has three components:

- **Engaging people** – people and culture are vitally important in creating a safe working environment. Compliance with rules and procedures alone cannot address or mitigate all hazards and risks. A culture which fosters improvements in safety performance is built on people who think for themselves about safety issues and who take ownership and accountability for creating a safe environment.
- **Building the right systems** – systems play a key role in influencing the work environment. We have set ourselves the task of building robust systems that are specific to safety and ensuring that safety considerations are thoroughly integrated with other organisational systems that sustain safety, such as knowledge management.
- **Managing risks effectively** – our approach is to eliminate hazards where possible, and if they cannot be eliminated, to manage their commensurate risks. This requires broader thinking about hazards and risk, which will result in building more robust defences to protect people from harm, based on group-level, technical, administrative and individual controls.

AngloGold Ashanti's safety framework



Setting vision and intent
Building our intent and vision into our organisation and culture
Evaluating performance
Corporate level
Vision
We cannot accept injuries or impairment to health as a natural consequence of our work.
Guiding principles
The directives by which we will achieve our vision.
Safety policy
A document outlining our global approach and understanding on what we will do to change safety.
Safety standards
22 standards that map the minimum criteria for compliance on various aspects of safety.
Safety guidelines
Documents breaking down each standard into actions.
Group procedures
The key requirements and procedures for the safety guidelines mandated at a group level.
Measurement of performance against standards.
Reviews of standards, guidelines and procedures.
Regional level
Regional EVP
Regional strategy development, alignment with global strategy, continuous improvement and reporting.
Site level
Site-specific procedures
The application of the group procedures based on the site's requirements.
Review of site-specific procedures.

Case study:



The memorial garden at AngloGold Ashanti's corporate office in Johannesburg, South Africa

Integrating safety transformation into Project ONE

In implementing safety transformation, we have adopted an approach which ensures that all of its components are made relevant to the business by integrating them into Project ONE. AngloGold Ashanti introduced Project ONE as a business change initiative to improve performance levels across all areas of its business operations through consistent management and systems. Project ONE incorporates the Business Process Framework (BPF), designed to ensure that the right work is done at the right time and in the right way, and the System for People (SP), which targets putting the right people in the right role to do the right work.

"Living safety as our first value means that we believe that people are the business, and our intention is to bring this to reality", says Safety Transformation Vice President, Brian Chicksen. "So, for example, if SP has been enacted within the organisation to ensure that the right people are doing the right work at the right time, the safety component of this model is to ensure that safety accountabilities for all employees are clear, and appropriate capabilities are developed to support safe work."

A detailed version of this case study is available online at www.anglogoldashanti.com

---

This approach has been translated into a safety framework for the business, which is integrated into the broader operational model that has been developed through Project ONE. Implementation of the safety transformation framework through the operational model will enable the company to target and deliver on long-term and sustainable safety improvements.

Safety targets in 2011

In 2011, we will continue implementation of the safety transformation project and integration into Project ONE.

We aim to achieve continued improvement in safety performance, towards our 2015 business goal of all injury frequency rate of less than 9 per million hours worked. Our target to reduce fatalities by 70% by 2012 remains intact.

Safety performance in 2010

In our 2009 report, we committed to the following safety targets for 2010:
- begin implementation of the safety transformation project; and
- achieve a 20% reduction in our all injury frequency rate.

In memoriam

We record with sadness the loss of 15 of our colleagues in operational accidents in 2010.

In South Africa:

Sabido Debrito Augusto at Kopanang Mine

Hendrie Khosa and **Fundile Gaqelo** at Moab Khotsong Mine

Sabelo Hezekiel Dlamini and **Boy Africa Mabuza** at TauTona Mine

Fanele Nobulongwe and **Bonginkosi Hertzog Madlopha** at Mponeng Mine

Vasco Alfabeto Nhazilo and **Motlatsi Elias Ramokoena** at Tau Lekoa Mine

Jonase Serame Mosebo at Kopanang Mine

In Guinea:

Alimou Bangoura at Siguiri Mine

In the Democratic Republic of the Congo:

Damien Unegi Anefwa at the Mongbwalu Project site

In Tanzania:

Esau Mwakibuja and **Honest Ngowi** at Geita Mine

In Mali:

Lassina Bamba at Sadiola Mine

Improving operational safety performance

Implementation of the safety transformation project has begun, and the project was launched in May 2010. The table below gives a breakdown of the all injury frequency rate recorded in each of AngloGold Ashanti's operating regions since 2006.

In 2010 we did not achieve the desired 20% reduction – the overall decrease on 2009 was some 11%. However we remain confident of achieving our longer-term targets. Given the transformational nature of our approach to safety, we anticipate that we will improve safety performance through a series of step changes as we implement the safety framework. Work to effect further improvements is continuing across all regions, even those that achieved the targeted reduction.

Pod**cast:**



Ron Largent, Executive Vice President – Americas, AngloGold Ashanti

"Good safety performance goes beyond technical systems – it requires that safety is a passion. What does this mean? The relentless pursuit of safety at all times."

Podcast available at www.anglogoldashanti.com

All injury frequency rate by region (2006-2010)

Region	2010	2009	2008	2007	2006
South Africa	**16.69**	17.72	22.28	29.10	33.12
Continental Africa	**5.26**	6.09	8.27	10.31	10.33
Americas	**5.66**	7.12	9.92	7.16	8.63
Australasia	**13.10**	8.64	15.17	14.49	17.01
Greenfield exploration	**16.99**	20.56	16.55	24.90	9.36
Group	**11.50**	12.88	16.66	20.95	22.83

The all injury frequency rate is the total number of injuries including fatalities that occur per million hours worked. It is being introduced across the company as a measure of safety performance, replacing a focus on the lost time injury frequency rate (LTIFR). This approach is consistent with our commitment to eliminate all occupational accidents.

Case study:



Employees at CC&V participating in the Z-Coach Programme, which can be tailored to each individual's specific interests and needs

Managing fatigue at Cripple Creek and Victor (CC&V) Mine in the USA

Shift workers in all industries face a similar problem – managing sleep cycles during shift rotations so that they can stay alert and perform their jobs safely. In the mining industry, shift workers operate heavy equipment, and fatigue can pose significant risk. At the CC&V mine in the USA, two relatively serious fatigue-related incidents occurred during early 2010, fortunately without injury. However, as a result, the safety team at CC&V decided to seek external expertise in combating fatigue amongst employees through a targeted intervention.

CC&V employees were offered free registration to '*Z-Coach*', a programme which teaches participants effective sleep cycle management and lifestyle techniques. The programme is computer based and could therefore be accessed 24/7, making it convenient for use by shift workers, the group most affected by fatigue management issues.

A detailed version of this case study is available online at www.anglogoldashanti.com

Managing health issues

Occupational and community health

Our context

In line with our values, we believe that we cannot accept ill health as a natural consequence of our business operations, and that our employees must be able to go home fit and well at the end of each working day. Our definition of good health is a state of complete physical, social, mental and spiritual wellbeing and not merely the absence of disease and ill health.

We also subscribe to the value that 'communities in which we operate will be better off for us having been there', which implies that our approach to health encompasses community health issues.

In many areas of operation, we have found that employee and community health issues are inseparable, and integrated strategies are required. Approaches to malaria, HIV/AIDS and TB, for example, require community-level interventions as well as employee-level interventions to be successful.

The diagram below shows the model that we aim to adopt in analysing and managing health issues in the workplace, and the potential health exposures that employees face. These are significant, particularly in South Africa where we encounter many of our most pressing health risks.

AngloGold Ashanti's global approach to wellness in the workplace


Employee joins
Potential exposures and impacts
Employee exits
Medical assessment of health status
Social context
Occupational environment
Medical assessment of health status
Migrancy
Accommodation
Psycho-social
Communicable diseases
Non-communicable diseases
Vector-related diseases
Lifestyle
Dust
Gases
Radiation
Thermal stress
Noise
Physical injury
Desired outcome: An employee's health status is sustained or improved during the course of employment.
Ongoing health evaluations and care in line with values

Managing health issues

Our most material health risks relate to:

- **Silicosis** – silicosis remains our most serious occupational health concern. Although the company has been able to eliminate new cases of silicosis at its Brazilian operations, we continue to report new cases in South Africa. The number of cases reported in South Africa remains high and in 2010 increased compared with the previous year.

  In 2010, 459 new cases of silicosis were submitted to the Medical Bureau for Occupational Disease of South Africa, against 409 in 2009. This increase can be attributed to past exposures and potentially other factors such as the high level of HIV and TB prevalence in our South African workforce, which aggravates the disease.

- **Noise-induced hearing loss (NIHL)** – this remains a challenge in South Africa. The number of compensable cases declined from 79 in 2009 to 64 in 2010. However, the incidence of early NIHL remains high. 429 new cases of early NIHL were diagnosed in 2010, up from 332 cases in 2009. Early NIHL is defined as a loss of hearing of 5-10% from baseline and is not compensable under current South African legislation.

- **HIV/AIDS** – HIV/AIDS is a health issue in South Africa, Tanzania, Ghana and the Democratic Republic of the Congo. High prevalence of HIV/AIDS contributes to absenteeism, hospital admission, ill-health retirement and death among affected employees.

- **Malaria** – malaria is a major health concern for AngloGold Ashanti's operations in Ghana, Guinea, Mali and Tanzania. The prevalence of malaria in these regions can result in illness and absenteeism among employees, and has a significant impact on the health of employees' families and that of the surrounding communities.

Failure to manage these issues adequately poses risks to the business in terms of increased potential for injuries and accidents, decreased productivity, fatigue, poor morale, increased medical and medical compensation costs and poor stakeholder relations, all of which can threaten the social and legal licence of the company to operate.

Our health strategy

AngloGold Ashanti is a global company which operates in a diverse range of settings. Health exposure risks therefore differ between regions and according to the type of mining operation undertaken. The company has not implemented a global health strategy or management system in the past and the management of health and wellbeing issues has not therefore always been consistent.

In 2011, we intend to move towards a structured approach to managing health issues, through the development and implementation of a global health strategy and health management system, thus improving the organisation's ability to learn from the experience of different regions and to replicate good practice across the group.

The health strategy that we have developed has the following objectives:

- to sustain and improve the health status of the workforce through disease prevention, early disease identification, effective illness and injury management, and effective rehabilitation;
- to sustain and improve the health status of the communities in which we operate by managing the potential for positive and negative health impacts; and
- to provide a working environment conducive to health through pro-active and systematic hazard management.

A health management system will be designed and implemented which will be compatible with the best practice standards on occupational health and safety already in use at our operations and integrated with our broader business systems. These include key organisational change initiatives such as Project ONE as well as duty of care policies and practices, knowledge and information management systems, risk management systems and community relations strategies.

Standards and guidelines are being developed on key health issues such as health impact assessments, specific disease management and pre-placement medical examinations.

Health impact assessments will be conducted at operations over the next 18 months and health risk assessments will be updated or put in place where they do not already exist. They will also serve as a benchmark for new operations, which in future will be assessed at the feasibility stage.

Health targets for 2011 and 2012

We intend to take forward implementation of our health strategy and management system within the following time frames:

- undertake health risk assessments and health system audits at our operations in Continental Africa by the end of 2011; and
- complete heath risk assessments and health system audits for the balance of our operations by the end of 2012.

We have set the following goals relating to wellness and occupational environment:

- continue progress towards the industry milestone of no new cases of silicosis among previously unexposed employees in South Africa (2008 onwards) after December 2013;

- meet the industry milestone of no deterioration in hearing greater than 10% among occupationally-exposed individuals at South African operations;
- roll out integrated malaria programmes at operations in Mali, Tanzania and Guinea, drawing on the model implemented at Obuasi in Ghana; and
- in South Africa, continue efforts to reduce occupational tuberculosis (TB) incidence to 2.25% of all South African employees by 2015 and to successfully cure 85% of new cases (our long-term target is the reduction of TB incidence to 1.5% of all South African employees by 2029).

Health performance in 2010

In 2009, we committed to a number of targets relating to health issues, as set out below. All of them are centred on South Africa, where the need for progress has been most acute. This is due to the large numbers of people employed by the company in South Africa, as well as the incidence of silicosis, HIV/AIDS, NIHL and TB among this workforce. This section sets out progress against these targets as well as on addressing malaria at our African operations.

Silicosis

Our target is the elimination, by 2013, of new cases of silicosis among employees in South Africa who were not occupationally exposed prior to January 2008 (using present diagnostic techniques).

This target is the industry milestone, set at the 2003 Health and Safety Summit. However, it is still too early to provide a meaningful assessment of the group of employees exposed after January 2008 due to the latency period of the disease. Current diagnostic techniques do not allow us to make a meaningful assessment of performance at this stage.

We therefore measure current performance with reference to the occupational hygiene aspects of the industry milestones. These state that no more than 5% of samples measuring exposure should be above the occupational exposure limit of 0.1mg/m^3 for respirable crystalline silica.

A continued focus on filtration strategies and footwall treatment has enabled us to continue reducing silica dust exposure and achieve compliance with the industry milestone. We are still maintaining a downward trend of dust exposure on an annual basis. We also maintained significantly higher sampling rates than those prescribed by legislation, increasing our confidence in the data collected and enabling us to manage the issue of silica exposure more closely.

We have now set ourselves a lower benchmark for dust readings for analysis than the industry milestone and investigate the root cause of all dust readings exceeding this benchmark. We are also in the process of defining a new baseline for dust readings by sampling all employees. This will enable us to evaluate high risk areas and occupations so that strategies can be adapted accordingly.

A former employee, Mr Thembekile Mankayi, instituted a legal action against AngloGold Ashanti in October 2006, claiming approximately $360,000 for damages allegedly suffered as a result of silicosis. AngloGold Ashanti learnt of the death of Mr Mankayi on 3 March 2011 and wishes to offer condolences to his family and friends.

In June 2008, judgement on an application was given in the company's favour on the basis that mine employers are indemnified against claims by employees for damages relating to diseases compensated under existing legislation. An appeal by Mr Mankayi was dismissed by the Supreme Court of Appeal. In August 2010, the Constitutional Court of South Africa heard Mr Mankayi's application for leave to appeal to the Constitutional Court. On 3 March 2011 the Constitutional Court granted the leave to appeal and simultaneously granted the Appeal. The effect thereof is that the executor of Mr Mankayi's estate may return to the High Court to recover common law damages from AngloGold Ashanti and that they are not barred by legislation from doing so. AngloGold Ashanti has several defences available to it, and it will continue to defend the action.

Noise-induced hearing loss (NIHL)

Our target on NIHL is to achieve the industry milestone of no deterioration in hearing greater than 10% amongst occupationally-exposed individuals at South African operations. Audiograms are conducted on all occupationally-exposed employees in South Africa when they join the company and annually thereafter. The baseline for the target is the routine audiogram performed during 2009 or, for employees who joined the company after 1 January 2009, the audiogram performed at the start of their employment.

Due to the lag between noise exposure and NIHL, we are not yet able to give a meaningful assessment of performance against this target. In the meantime, however, we continue compliance with noise targets (the industry milestone states that by December 2013, the total noise emitted by all equipment installed in any workplace must not exceed 110dB(A) at any location in that workplace). We have been in compliance with this hygiene target since 2008 and has now set a lower internal benchmark.

Managing health issues

HIV/AIDS, voluntary counselling and testing (VCT) and wellness programmes

Our targets in this area for 2010 were:
- to maintain a rate of 80% of South African employees attending VCT, excluding those already attending current wellness clinics;
- to reduce by 50% the number of avoidable drop-outs from wellness clinic programmes in South Africa.

We were not able to achieve these targets. The uptake of VCT has been falling since 2008 and in 2010 it was 74%. We treated over 4,000 patients at wellness centres during the year but have not been able to measure retention on the programmes. Measuring retention is challenging because of the constant change in the number of patients, and the many reasons for not returning to the programme. These losses include resignation and voluntary and ill-health separations but are not always recorded as such.

The number of employees presenting themselves for VCT is declining. Testing and counselling programmes, which have been in place at AngloGold Ashanti since 2000, have helped curb the epidemic but do not appear to have resulted in a step change in prevalence, for which a major advance in treatment such as a cure or vaccine would be required.

Notwithstanding this situation, communications and awareness programmes have continued and are now conducted on a one-on-one basis as well as through mass media communication channels. Particular attention is given to VCT at induction.

A major advance in 2010 has been the introduction of linked testing, which enables follow up with affected employees and will also form the basis for a better estimate of the incidence of HIV/AIDS among our workforce. Anti-retroviral therapy (ART) continues to be supplied to approximately 2,500 employees for whom this treatment is clinically indicated.

Tuberculosis (TB)

We have met targets on occupational tuberculosis for 2010, which were to:
- reduce occupational TB incidence to 3% of all South African employees; and
- successfully cure 85% of new TB cases.

Occupational TB incidence in 2010 was reduced to 2.64% in 2010 and more than 90% of cases were successfully treated in 2009. Data for successful outcomes of TB cases treated in 2010 is not yet available as treatment programmes last between six and eight months. Prevalence of this disease among employees in South Africa is closely linked to HIV prevalence.

Malaria

Downward trends in malaria cases continued in 2010, as shown in the table below.

In 2009, AngloGold Ashanti was nominated as the principal recipient of a grant of $138 million from the Global Fund to Fight AIDS, Tuberculosis and Malaria. The project will cover 40 districts in Ghana and will be based on the integrated malaria control model implemented at Obuasi. It is anticipated that this will run for five years and create approximately 3,800 jobs. Work on the project is scheduled to begin in the first quarter of 2011 following successful resolution with the Ghanaian authorities of taxation issues relating to the grant.

Starting in 2011, we intend to roll out the highly successful integrated model undertaken at Obuasi in Ghana to other malaria-affected areas where AngloGold Ashanti operates.

Number of malaria cases in affected countries (2007 – 2010)

	2010	2009	2008	2007
Ghana	**3,219**	5,085*	4,947	7,786
Tanzania	**218**	447	1,557	3,212
Guinea	**783**	664	756	633
Mali	**268**	204	216	434
Total	**4,488**	6,400	7,476	12,065

* The number of cases of malaria in Ghana was incorrectly stated in our 2009 report as 5,075.

Human rights and business

Acting with

dignity
and respect

Our context

In our values we commit to treating others with dignity and respect, this includes respect for human rights and an undertaking to operate according to the highest standards of business ethics. As a business that aspires to live the belief that 'people are the business', our concern for operating with respect for human rights stems from our aim to place people first in all aspects of the business.

A member of the United Nations (UN) Global Compact since 2004, we have recorded our commitment to observing the Universal Declaration of Human Rights and to upholding the basic labour rights captured in the Fundamental Principles of the International Labour Organisation (ILO). We value diversity and believe that diversity in employment can make a positive contribution to achieving our business objectives.

Human rights considerations cut across a range of disciplines at AngloGold Ashanti, including health, safety, security, community, environmental, human resources, legal and regulatory, ethics, governance and labour relations. Operating with respect for human rights is a particularly relevant consideration for us because of the location of many of the company's operations in regions of the world, including in

post-conflict zones, where there are few formal employment opportunities apart from mining.

This context creates the potential for tension between mines and communities over issues such as land usage, relocation, and artisanal and small-scale mining (ASM). ASM activity is often the cause of difficult security issues, including allegations of breaches of human rights. Potential solutions lie in devising programmes for co-habitation with ASM activity and in ensuring that security responses observe the Voluntary Principles on Security and Human Rights (the VPSHR).

In striving to meet our commitments and to mitigate risk, we have aimed to take human rights considerations into account in developing policies in the areas of health, safety, community, environment, human resources, security and corporate governance. In particular, we have focused on implementing and embedding the VPSHR in our security management practices.

We have not, however, had a company-wide human rights policy in place. This is an area of work which was initiated in 2010 and will be developed further in 2011, in alignment with the progress that has been made in the UN in defining the responsibilities of business to respect human rights.

Human rights and business

Human rights targets in 2011

In 2011, we therefore aim to develop a policy, frameworks and procedures on human rights, giving due recognition to the guiding principles on business and human rights which are currently being formulated by the UN Secretary General's Special Representative on Business and Human Rights, Professor John Ruggie, and are scheduled for presentation to the UN Human Rights Council during 2011. The guidelines are intended to be a blueprint for businesses, and outline recommended policies and procedures.

We also aim to complete implementation of our global security framework by the end of 2011, which will further entrench our commitment and compliance to the VPSHR.

A full review of all contracts with private and public security services worldwide is in progress in order to standardise contract requirements, and is targeted for completion by the end of 2011.

In 2011, our objective is to operate with zero violations of the VPSHR (in 2010, two violations were substantiated in relation to third-party security forces).

Human rights performance in 2010

In 2010, the company's activity on human rights issues focused on two areas:
- preliminary work towards developing over-arching human rights policies and procedures, including a gap analysis to assess the extent to which AngloGold Ashanti's policies and performance measure up to the UN framework on business and human rights; and
- continuing implementation of the VPSHR in the company's approach to security management.



Tanzania

The right to sanitation – Geita Gold Mine pumps water from Lake Victoria to supply the community with all-purpose water

Developing human rights policies and procedures

In 2005, Professor John Ruggie was given a mandate from the United Nations to identify and clarify standards of corporate responsibility and accountability with regard to human rights. Significant work has been undertaken since this mandate was awarded, including the production of a series of public reports.

The 'Ruggie agenda', as set out in these reports, is becoming the primary international guideline regarding business and human rights. It holds that companies have a responsibility to respect human rights across a broad range of areas and recognises the VPSHR as an integral component in achieving this.

The framework rests on three distinct but complementary pillars:
- the state's duty to protect against human rights abuses by third parties, including business;
- corporate responsibility to respect human rights; and
- the need for more effective access to remedies.

The corporate responsibility to respect human rights applies to all recognised human rights. These are mainly derived from the

---

John Ruggie, UN Secretary General's Special Representative on business and human rights

"The idea of human rights is simple: treating people with dignity. That business should respect human rights is perhaps self-evident. But it requires them to have robust policies and processes. The Guiding Principles will provide a blueprint to help them achieve this."

A related podcast by Caroline Rees, Program Director of the Social Responsibility Initiative at the Harvard Kennedy School, is available at www.anglogoldashanti.com <http://www.anglogoldashanti.com>.

Podcast available at www.anglogoldashanti.com

Universal Declaration of Human Rights and the International Covenants on Civil and Political Rights and Economic, Social and Cultural Rights.

Results from the gap analysis on AngloGold Ashanti's systems compared with the UN (Ruggie) framework suggested that we should:

- review and evaluate whether our Code of Ethics and other relevant statements and sources contain language sufficiently strong and clear to constitute a human rights policy and, if not, draft such a policy;
- refine and develop existing tools for ongoing and regular due diligence with respect to human rights;
- approve and institute a draft management standard for the handling of grievances, including allegations of human rights violations; and
- develop tools and a framework for fulfilling responsibilities in respect of our supply chain. This involves adopting a risk-aware approach, where the performance of contractors, suppliers and partners is verified and tracked, and procedures identified for acting on adverse human rights behaviour.

In November 2010 a scoping process to develop a human rights policy and framework was approved. The implementation programme which is currently being outlined includes:

- assigning accountability for each aspect of the policy framework;
- integrating human rights with the relevant system; and
- training as required in support of the policy.

During 2010, AngloGold Ashanti participated in several Ruggie consultations to progress this work, and conducted ongoing informal interactions with members of Ruggie's team. These engagements assisted us in preparing the ground for AngloGold Ashanti to meet its human rights responsibilities in terms of the UN framework.

Embedding the VPSHR in our security management approach

AngloGold Ashanti uses its own security employees as well as private and public security service providers to ensure the protection that our employees and assets require. We aim to manage security in a way that ensures that the human rights of individuals and communities affected by the company's activities are safeguarded.

Threat and risk assessments are conducted in all countries in which we operate to determine the security resources which

are required. In Colombia, Ghana, the DRC and Guinea, risk assessments categorise the threats as sufficiently elevated to require the inclusion of state military units (public security forces) on a near-permanent basis. In addition, almost all of our active operations employ private security personnel.

AngloGold Ashanti has adopted an inter-disciplinary approach to decision-making and management of human rights, security and community issues. Implementation of the VPSHR has been a key factor in defining the current structuring of the security discipline within the group as well as setting future targets for performance.

Significant progress on implementation of the VPSHR was made in 2010. Procedures, standards and practices were reviewed and refined to ensure full compliance, while standards and procedures were revised to include rules of engagement, the use of force, and the application of less-lethal force, and allow for transparency in security agreements and contracts.

The structured approach to training of security personnel adopted since 2008 has created a better understanding of and commitment to the requirements of the VPSHR, specifically with regard to the use of minimum force and rules of engagement. In the short term, this may result in an increase in the number of alleged VPSHR incidents being reported, as awareness of rights and obligations under the VPSHR grows. We are actively encouraging self reporting of incidents by our security personnel to ensure that comprehensive data is captured. In the longer term, we expect a reduction in the number of allegations received, which would be an indicator of improved security performance.

Following self audits in 2009, formal internal audits were conducted during 2010. These indicated good progress in achieving compliance at all our operations, but highlighted the need to continue the process of formalising implementation and training processes. This will receive the necessary priority in 2011.

Current efforts in respect of training on the VPSHR will be sustained at all sites to improve engagement processes. The percentage of security service providers trained in the VPSHR in 2010 increased slightly to 88%, compared to 86% in 2009. In 2011, training will be extended to stakeholders external to security, where this is appropriate, including employees, community groups and civil societies, to create a better understanding of the issues we face and our goal of eliminating

Human rights and business

all VPSHR allegations and incidents. External audits by NGOs contracting for us to establish compliance with the VPSHR are also planned for 2011.

Security incidents in 2010

In 2010, six allegations of VPSHR violations were made. Two violations by members of the military contingent at our operation in Guinea were substantiated and these were resolved at community, operational and military levels.

No fatal incidents were recorded in 2010 as a result of security interventions by AngloGold Ashanti security personnel (two fatal incidents concerning community members were recorded in 2009).

Since the introduction of a more structured approach to security incorporating the VPSHR principles, there has been a significant reduction in the number of fatalities among third parties involved in illegal activity, as shown in the graph below.

concession also died in two separate incidents at our exploration site in the Democratic Republic of the Congo, as a result of fall of ground incidents.

Since the implementation of the VPSHR principles, we have noted an improvement in our ability to deal with incidents of community unrest in a way which ensures that these do not escalate and do not result in injury to community members. In 2010, there were 12 protest actions by community members at AngloGold Ashanti operations, none of which resulted in serious injury to community members or security service providers.

We are, however, monitoring an increasing trend in the number of security incidents resulting in injuries to AngloGold Ashanti personnel which we believe to be the result of a greater level of organisation among criminal elements and syndicates. Of the 44 injuries to AngloGold Ashanti personnel recorded in 2010, 29 were at the Obuasi mine in Ghana (against two in 2009) and eight at the Geita mine in Tanzania.

Fatalities of third parties involved in illegal activity

2008 – 2010



The majority of fatalities recorded in the graph above took place at the Siguiri mine in Guinea as a result of landslides which occurred when artisanal miners illegally mined in our active pit. The number of these incidents declined from 22 in 2008 to three in 2010, and every effort is being made to prevent these incidents completely, by finding a workable solution in consultation with communities.

In addition to these fatalities recorded at the Siguiri mine in Guinea in 2010, one fatality and one injury were recorded at the Obuasi mine in Ghana as a result of a police intervention, when one person was fatally injured and another injured in an exchange of gunfire that occurred during an attempted theft of explosives. Two artisanal miners working illegally on our

Injuries to AngloGold Ashanti security personnel

2008 – 2010



The number of injuries to community members has remained relatively stable despite this trend, a demonstration of the fact that there is increased adherence to procedures emphasising the use of minimum force. Tighter security management, including improved processes for data collection and reporting, may also have resulted in an upwards trend in our reported numbers.

Injuries to community members

2008 – 2010



AngloGold Ashanti and communities

Partnering for mutual benefit

Our context

AngloGold Ashanti's vision is to become the leading mining company which, in the context of sustainability, implies that we will adopt an approach which is inclusive and engaging of a broad range of stakeholders, including host communities and governments.

Many of the communities which host our operations are vulnerable. Transparency in our interactions with both communities and governments, as well as an approach of partnership is therefore essential if they are to derive sustainable economic benefit from our operations.

AngloGold Ashanti is in the process of developing a global sustainability strategy, one of the objectives of which is to promote a more consistent approach to local socio-economic development, community and government relations, and which will be integrated with our organisational change model, Project ONE.

Our Community and Environmental Framework remains in place to inform community and environment strategies developed across projects and operations. Successful execution of the sustainability strategy will further strengthen the implementation of this framework, ensure the delivery of sustainable outcomes for our business and social partners and contribute to the reduction of reportable community and environmental incidents, which is a key business objective.

This section gives a consolidated picture of economic value added and distributed by the company in 2010 including payments made to governments and funds invested in host communities. It sets out our current approach to engaging with communities and governments for mutual economic benefit.

Economic value added and distributed

AngloGold Ashanti's economic value-added statement is presented overleaf. It outlines the financial contributions made in respect of, among others, dividends to shareholders, salaries and wages to employees, social investments in communities and taxes paid to governments.

Our annual financial statements and our website, www.anglogoldashanti.com, give more detailed information relating to operating costs, employee salaries and benefits accruing to shareholders. In this report and in our supplementary web-based information we provide disclosure relating to the two remaining aspects of the value-added statement – payments to government and community and social investments including infrastructural investment.

AngloGold Ashanti and communities

Economic value added statement for the year ended 31 December

	%	$m 2010	%	$m 2009
Economic value generated				
Gold sales and by-product income	97	5,463	96	3,862
Interest received	1	43	1	54
Royalties received	–	8	–	–
Profit from sale of assets	–	–	1	49
Income from investments	2	106	2	94
Total economic value generated	100	5,620	100	4,059
Economic value distributed				
Operating costs[1]	41	2,289	28	1,136
Employee salaries, wages and other benefits	24	1,365	28	1,117
Payments to providers of capital	4	233	4	184
– Finance costs and unwinding of obligations	3	166	3	139
– Dividends	1	67	1	45
Payments to governments				
– Current taxation	3	147	4	164
Community investment[2]	–	16	–	11
Total economic value distributed	72	4,050	64	2,612
Economic value retained	28	1,570	36	1,447

[1] Operating costs for 2009 have been restated to include the effects of the realised gains and losses on non-hedge derivatives and exclude profit (loss) from associates and joint ventures. Operating costs in 2010 are higher due to increased royalty expenditure of $142m (2009: $84m), rehabilitation costs of $109m (2009: $22m), mandatory convertible bonds transaction costs of $56m (2009: nil). The 2010 and 2009 years exclude hedge buy-back costs.

[2] Community investment excludes equity accounted joint ventures.

Payments to government

AngloGold Ashanti is a member of the Extractive Industries Transparency Initiative (EITI). The EITI process supports fiscal transparency and governance, both of which are important in promoting sustainable economic development.

Of the countries in which AngloGold Ashanti operates, only Ghana has achieved full compliance with EITI membership provisions. Tanzania, Mali, and the Democratic Republic of the Congo (DRC) are candidate members. We have, however, taken the approach of disclosing payments made to governments in all countries in which we operate, whether or not the government concerned is a member of the EITI.

Payments made to governments in 2010 are shown in the following table. Further detail, including a breakdown of the

type of payments made to each government is included in our web-based supplementary information.



Ghana
Two bridges were built over a large river for use by the community just north of Obuasi. Previously there were no bridges over the river

Payments to government by country in $000 (2008 – 2010)

	2010	2009	2008
Argentina*	62,581	36,592	31,449
Australia	28,095	54,382	65,645
Brazil	122,499	78,353	82,862
Colombia	14,561	9,617	8,053
DRC	10,494	2,177	2,174
Ghana*	61,558	55,409	42,079
Guinea*	96,344	63,567	37,621
Mali*	170,320	153,296	118,145
Namibia	14,014	6,833	9,236
South Africa	199,455	117,707	91,106
Tanzania	44,994	59,743	38,466
USA	19,406	6,576	7,713
Total	844,321	644,252	534,549

Includes dividends paid to governments as shareholders of operations.

Community investment programmes

We continue to invest substantially in host communities and labour-sending areas and our community investment programme is a significant part of this effort. We define community investment as the investment of resources, including funds and in-kind contributions, in the community where the beneficiaries are external to the company. This support seeks to complement the work of government, non-governmental organisations (NGOs) and community-based organisations (CBOs). It includes those contributions which the company is obliged to undertake, such as those agreed with governments as part of stability agreements or mining conventions, and where legislation dictates that community contributions are made. Each AngloGold Ashanti site defines the areas of emphasis in their community investment programmes in line with their stakeholder engagement plan, but most include priorities relating to education and social infrastructure.

A breakdown of community investment per operation is presented in the supplementary information on our website, www.anglogoldashanti.com.

Community investment by region in $000 (2008 – 2010)

	2010	2009	2008
South Africa	3,242	2,962	3,177
Continental Africa	8,047	5,525	3,770
Americas	5,480	2,804	1,997
Australasia	456	133	117
Sub-total	17,225	11,424	9,061
Less equity accounted investments included above	(1,145)	(543)	(620)
Total	16,080	10,881	8,441

AngloGold Ashanti and communities

Indirect economic benefits resulting from our operations

Our contribution to society and the communities in which we operate often extends beyond the direct payments made to communities and government.

Healthy and co-operative relationships between the company and stakeholders, including appropriate responses to community complaints and grievances regarding our impacts, often contribute towards developmental benefits. Investment in infrastructure and local procurement can contribute to local economic development.

We operate in various and complex environments, namely in developing countries where in many cases we play a pivotal role in providing a source of income to individuals and families or account for a significant percentage of gross domestic product. In such environments we contribute to social infrastructure development, for example power supply, water provision and sanitation and road construction and maintenance. Even in more developed economies, the role of the company is still crucial in many respects in preserving local values and culture, and enhancing the socio-economic status and quality of life of host communities.

In order to make these investments sustainable, we adopt an approach of partnership with local governments, communities and other relevant stakeholders; co-designing strategies that will ensure that communities continue to thrive beyond the lifespan of our operations. In this regard, we strive to identify communities before we start to mine, and engage with them appropriately throughout the life of mine and during closure.

Our approach to community engagement

AngloGold Ashanti defines communities as the groups of people who are directly or indirectly affected by an operation, both positively and negatively. They include host communities – communities in which the operation is located, labour-sending communities, communities along the operation's transport routes where this applies, and, in some cases, other

Case study:

Puerto San Julian Development Agency Foundation in Argentina

In the late 1990's, economic conditions in the Santa Cruz province in Argentina were difficult. The area was traditionally dedicated to the breeding of sheep, soil management was poor and a decline in international wool prices added to economic hardship. The aftermath of the Hudson volcano eruption in southern Chile in 1991 made growth and development almost impossible. The population therefore depended almost exclusively on state-sector employment.

The start of mining operations at Cerro Vanguardia SA (CVSA) in 1998 provided an alternative source of employment and economic activity. Understanding the inevitability of eventual mine closure, the company proposed the creation of an agency to promote the development of a sustainable economy.

With the support of CVSA, the Santa Cruz and local city governments, the Puerto San Julian Development Agency Foundation was established in 2004 as a non-profit organisation which comprises key representative organisations from the company and the community. Its objective was to establish a vehicle which would enable public and private entities to drive economic growth through the provision of services and development policies based on social equality and environmental sustainability.

A detailed version of this case study is available online at www.anglogoldashanti.com



"La Cruz del Sur" a fishing vessel financed by the Agency for artisanal fishers, in order to reactivate the local port and ensure raw material for fish processing plants in Puerto San Julian

groups, including former local residents and their families who have moved away but still have strong familial, business or other ties to the area.

Engagement efforts generally focus on two aspects – building relationships with stakeholders and working towards the development of strong economic partnerships. We do this by, among others, implementing mechanisms for handling grievances and complaints, continually assessing the impact of our presence and activities and implementing and assessing steps to minimise and mitigate those impacts.

Results of engagement strategies have been mixed, with some sites continuing to enjoy harmonious relationships and engagements with their stakeholders, whilst others have experienced challenges and friction. At the Siguiri mine in Guinea, for example, we continued to experience community protest actions during the year despite increasing our focus on engagement, including through the holding of an inclusive stakeholder engagement forum.

Management standards on engagement and community complaints and grievances, which are expected to be approved in 2011, will assist the sites in employing the correct strategies of engagement. Even while the standards are being finalised and approved, work continues to tackle these challenges.

Community incidents in 2010

One of the company's six business goals is the reduction of reportable incidents on community and environment. Our

---

Case study:

Formulating a common approach to stakeholder engagement in the Americas

AngloGold Ashanti's operations span a wide range of operating conditions and as a result, the means of engaging with communities and other stakeholders differ from site to site. Nevertheless, the company must understand where such engagement is functioning well and where additional effort is required. The development of a common approach and methodology would also allow key challenges and opportunities to be more effectively highlighted across the business and for insights to be shared more effectively.

Over the course of 2010, our regional group in the Americas took this work forward, by reviewing stakeholder engagement practices at the Cripple Creek & Victor Gold Mining Company (CC&V) in the USA. The work began with an update to the existing stakeholder analysis. With this in hand, externally-conducted interviews were undertaken with a large number of local and regional stakeholders. The objective of these interviews was to elicit objective assessments of CC&V's communications and stakeholder engagement practices. This also allowed CC&V to assess whether its understanding of how stakeholders perceive operations was accurate. This aspect of work is still in process at CC&V; the objective for 2011 is to integrate the learning from this process into the mine's stakeholder engagement strategy for 2011 and beyond.



The CC&V mine in the USA. Reviews of stakeholder engagement practices were held at CC&V during 2010

Once this work is completed at CC&V, we will assess the relevance of this process to other parts of the business and decide whether similar efforts could enhance stakeholder engagement at other operations.

A detailed version of this case study is available online at www.anglogoldashanti.com

AngloGold Ashanti and communities

long-term objective is the complete elimination of these incidents. In 2010, community incidents were included in the incident classification and reporting standard. During 2011, work will continue to understand these impacts and reduce their numbers.

Seven reportable community incidents were recorded in 2010, four of which occurred at the Siguiri mine in Guinea, one at the Geita mine in Tanzania, one at the Sadiola mine in Mali and one at the Obuasi mine in Ghana. Two of the incidents were classified as major incidents according to the incident reporting system in place. Of these two major incidents, one occurred at the Geita mine when approximately 150 local community members protested against delays in compensation payments. Issues relating to these payments have been resolved and the payments have been effected. The other occurred at the Sadiola mine in Mali, when local residents protested against the failure of the mine to respond to various grievances. Responses to the grievances raised were given following a mediation meeting attended by local community representatives and chaired by a local government representative.

Community relations objectives in 2010

In our 2009 report, we set out objectives relating to community relations in 2010. Our performance against these objectives is set out below.

Implement management standards and associated guidance material that govern the company's relationships with communities and the environment.

Standards were developed in consultation with the relevant practitioners at AngloGold Ashanti sites. Internal and external experts were invited to review and add input into these standards. Each standard complies with the current International Finance Corporation (IFC) Performance Standards and ICMM principles and good practice guidelines.

The management standards that have been developed and are pending sign-off are: Engagement, Socio-Economic Contribution, Community Complaints and Grievances, Artisanal and Small-scale Mining (ASM); Cultural Heritage and Sacred Sites; Indigenous Peoples; and Land Access and Resettlement. The standards set out corporate expectations for performance in these areas and will replace the existing Stakeholder Engagement Action Plan (SEAP) and Integrated Development Action Plan (IDAP) guidelines which are currently in use at our operations. Following approval, operations are expected to comply with standards within a period of three years.

Conduct a Community and Environmental Review Programme (CERP) biennially at selected sites, including community aspects.

The 2010/11 programme of community and environmental audits comprised a gap analysis to measure the extent to which sites have met the requirements of the environmental management standards. Work to include community aspects will begin after the standards have been approved by the company's executive committee which is anticipated in the first half of 2011.

Standards are in the late stages of internal and external reviews. In the interim, site visits have been undertaken to engage sites by raising awareness, soliciting further input and providing feedback on the steps that they would need to take to comply with the proposed standards.

Incorporate community aspects into each operation's ISO 14001 management system by 2012.

The ISO 14001 management system is in place at all operations and some have gone a long way to incorporating community aspects. Further work is being done to support sites to meet the 2014 target date, which is three years after approval of the standard.

Engagement with government

The government relations function aims to support the company by addressing its key strategic issues in a collaborative way with host governments. Its work is underpinned by an appreciation that government is the custodian of each country's natural resources. It has full authority to regulate and legislate the licensing of exploration and exploitation of natural resources. Various ministries within each government have a role to play in regulating the industry in areas such as environment, safety, water, finance and taxes.

Government structures being represented at national, regional and local level within each country presents challenges and opportunities for our operations in developing mutually-beneficial relationships in host countries. For example, community investment needs to be aligned with regional development strategies as defined by host governments. Recognising this key role of government, we aim to include regional and national government representatives in partnerships and engagement processes on local development programmes.

In 2010, we committed to rolling out a pilot engagement strategy model which would introduce more consistency into this area of work. Three specific tools were developed: to guide conversations with government, to maintain a register of all government stakeholders and to capture online feedback from all meetings with governments globally. The latter will be analysed and fed back into the business to serve as an 'early warning system' for emerging issues, as well as assisting each operation in managing its business unit. This pilot programme will remain work in progress in South Africa during 2011 and, following its successful completion, we hope to extend the programme to two other jurisdictions.

Local skills development

Significant direct and indirect economic benefits are generated in host communities through investment in local skills development ranging from hiring, training and developing employees from local communities.

Local skills development is not only undertaken as a consequence of the impetus of local authorities and communities to employ people from their own countries, but is also in line with AngloGold Ashanti's value of leaving the communities better off for us having been there.

As such, a company policy for global transformation and localisation of labour was approved in November 2010 and will be incorporated into formal policies, leadership practices and the System for People (SP) from 2011 with frequent reviews by regions and committees assigned to the transformation model.

The policy aims to promote the company's values, and in particular respect for the diversity of our various societies. It also takes into account our global footprint and the legislative framework of the countries in which we are present, so as to:
- redress historical imbalances – this applies particularly in South Africa to historically disadvantaged South Africans (HDSAs);
- promote the equitable employment of local citizens at all levels of management at our operations;
- promote the equitable employment of disabled people into the company and at all levels; and
- promote gender equality at all levels of management of the company.

Pod**cast:**

**Kathryn McPhail,
Principal, International
Council on Mining
Metals (ICMM)**



"No one party working alone can deliver sustainable development. It is critical for key stakeholder groups to work in partnership: companies, governments, civil society, and international donor agencies. "

Podcast available at www.anglogoldashanti.com

AngloGold Ashanti and communities

Legislation concerning transformation and localisation of labour is in place in some regions in which we operate:

- in South Africa, the Mining Charter aims to transform the workplace and communities in which we operate and source labour;
- in Ghana and Tanzania work is ongoing to implement localisation legislation, targeting the reduction of expatriate numbers and the employment of local people into managerial roles. Here immigration laws and practices restrict or limit the employment period of expatriates;
- in Brazil, targets relate to the employment of people with disabilities; and
- in Argentina, provincial legislation restricts the employment of people from outside the province of Santa Cruz, where AngloGold Ashanti operates.

AngloGold Ashanti recognises the critical role of employees in implementing its business strategy. In line with our values we are committed to recognising diversity and to treating people with dignity and respect. We acknowledge that significant benefits can arise if transformation and localisation are integral to how we do business, everywhere we operate.

Accountability for transformation ultimately rests with line management, with the corporate office transformation team supporting the regions in developing their strategies in line with the legislative and business requirements and standards as outlined in the policy framework.

Implementation of the policy will be reviewed regularly. Governance structures have been put in place, including a board Transformation and Human Resources Development Committee and a Transformation Steering Committee, which meet quarterly to review progress. Transformation structures will also be established at a regional level, similar to those that already exist at the group's South African operations.

The focus for 2011 will be on ensuring that all operations have systems and structures to ensure compliance with all transformation-related legislation, while at the same time beginning to socialise the transformation policy and strategy as part of the SP implementation process.

Case **study:**

Partnering for sustainable development in Colombia

The International Council on Mining and Metals (ICMM) launched 'Mining: Partnerships for Development' in February 2010 – a global initiative to enhance mining's contribution to development and poverty reduction through multi-stakeholder partnerships. AngloGold Ashanti has been an active supporter of the programme since its inception, supporting workshops in Ghana and in Tanzania and most recently participating in a workshop in Bogota, Colombia in April 2010.

The workshop was well attended with over 150 participants from the various stakeholder groups, including community and youth representatives. A basic action plan was developed which included the formation of a committee responsible for promoting mining partnerships within Colombia, to be led by the Colombian Ministry of Mines and Energy as part of their 'Mineria Responsible' ('Responsible Mining') campaign.

Kathryn McPhail, who has spearheaded the programme from within the ICMM said: "The ICMM's work with United Nations Conference on Trade and Development (UNCTAD) and the World Bank Group has shown that the 'resource curse' is not inevitable. That said, we believe more can be done to enhance mining's contribution to economic and social development and this is the rationale for ICMM's Mining: Partnerships for Development."

A detailed version of this case study is available online at www.anglogoldashanti.com



The team gears up for the 2011 exploration campaign

A life cycle approach:
exploration and closure

Leaving
communities
better
for our presence

Our context

The commitments made in our values imply that, even at the exploration phase of a project, we need to take into account the fact that our mines will eventually close. Rehabilitation costs must be provided for over the lifetime of the operation, and rehabilitation work must be undertaken in line with our commitment to respect the environment. Communities which have hosted our operations must be consulted on what we leave behind in terms of infrastructure and impacts.

AngloGold Ashanti has a large portfolio of greenfield and brownfield exploration projects. Active community engagement is underway at many sites and issues such as health, safety and environmental management are addressed in the exploration phase of our projects.

On closure planning, significant efforts have been made to improve the quality of closure plans at all of our operations. As a means to achieving this end, a company closure standard was approved in 2009. Operations have been given until the end of 2011 to comply with this standard.

This section provides more detail in respect of two critical aspects of our business – exploration and closure planning – both of which are essential to mine in a sustainable manner and leave communities with a sustainable future.

Pod**cast:**



Caroline Digby, Director, Post-Mining Alliance, Eden Project

"Successful mine closure ensures that local people are in a position to adapt to new circumstances, as well as establishing new uses for the mine site, its surrounding infrastructure and landscape."

Podcast available at www.anglogoldashanti.com

A life cycle approach:

exploration and closure

Our exploration pipeline

Exploration is the life blood of any mining company. The long-term and sustained commitment to making new discoveries, evaluating them and transitioning them into viable mining operations ensures sustainability of the organisation.

AngloGold Ashanti's greenfield exploration business unit is mandated to deliver a pipeline of new projects of material value for more detailed resource definition and pre-feasibility studies as a precursor to mining activities. This mandate is achieved through building a global portfolio of projects that balances risk (including geo-political, commercial, technical and non-technical risks), project flow and the optimisation of overall value creation.

The AngloGold Ashanti commitment to building a global exploration project pipeline has been substantial. The company has developed a presence in prospective geological environments on each of the major continents. The company's Proved and Probable Ore Reserves amounted to 71.2Moz of gold in 2010 compared to 70.6Moz in 2009 and 74.9Moz in 2008. Following the sale of the Tau Lekoa mine in August 2010, the figure for Proved and Probable Ore Reserves in 2009 reduced to 70.6Moz from the 71.4Moz previously stated.

AngloGold Ashanti's greenfield exploration business unit identifies and evaluates new opportunities according to a well-developed mining industry process of exploration. Exploration is undertaken in a staged manner with a progressively greater level of commitment and prioritisation of resources as projects move through the stages in the exploration process (project

Our portfolio of exploration projects



Egypt
Wadi Kareem JV
Hodine JV

Canada
Melville Project
Superior JV
Baffin Island JV

Eritrea
Akordat North JV
Kerkasha JV

China
Yili Yunhai CJV
Jinchanggou CJV

Gabon
Dome JV
Ogooue Amiga JV

Colombia
Gramalote JV
Western Cordillera JV
Rio Dulce
Quebradona JV
La Colosa
Chaparral JV
Salvajina
La Llanada

Guinea
Siguiri Blocks 1-4

Djibouti
Stratex Afar JV

Solomon Islands
Kele & Mase JV
New Georgia &
Vangunu JV

Ethiopia
Stratex JV

DRC
AGK JV
Kilo Project

New Zealand
Seafield JV

Argentina
Santa Cruz (El Volcan)

Tanzania
Oryx JV
Mkurumu JV

Brazil
Falcão JV
Juruena
Santana JV
(South Carajas Block)

South Africa
South African Sea Areas JV

Australia
Cornelia Range
Tropicana JV
Viking
Saxby JV
Gawler JV

Greenfield exploration countries

Greenfield strategic alliances

Case
study:

Tropicana Gold Project – Stakeholder engagement in Western Australia

In November 2010, the company approved the development of the 70%-owned Tropicana project, which expects to pour its first gold in 2013. In advance of production, an AngloGold Ashanti project team was actively engaging key stakeholders to obtain buy-in and to co-design the project.

Early stakeholder engagement is important in achieving broad community support for the start up of a new mining project. Community engagement started in the exploration stages of Tropicana in 2002. Initial engagement established communication lines with local government and indigenous communities and as the project developed, these activities were expanded to include special interest groups in the fields of conservation, preservation, pastoralism and key decision-making authorities. A Peer Review Panel was established in 2008 comprising independent specialists who advise on survey methodology, report content, impact management strategies and interpreting community feedback.

Eight years of engagement has involved a broad spectrum of communication techniques, including proactively seeking out stakeholders, listening and responding to their inputs.

A detailed version of this case study is available online at www.anglogoldashanti.com



AngloGold Ashanti staff meet a group of traditional owners during the heritage survey of the Tropicana Gold Project

generation, target generation, drill target definition, drill testing and resource definition and conceptual studies) and levels of business risks are identified, quantified and managed.

AngloGold Ashanti differentiates itself from its competitors by ensuring that its exploration business unit works in partnership with the various operational management teams to capture regionally based commercial, safety, community and environmental expertise relevant to each stage of exploration. It is this commitment to sustainable development through "*operating globally and acting locally*" that defines the company's value proposition in terms of developing a brand and reputation at the exploration phase of a project, and establishing trust within the communities in which we operate.

From 2011, this process will be developed further, through Project ONE, which, as a comprehensive business model, enables us to

improve processes for recognising and managing business risk. The company is in the process of developing guidelines and policies to be incorporated into sustainability practices.

Stakeholder engagement in the exploration stage of a project

The frequency and type of communication and stakeholder engagement differs between sites and jurisdictions, and is dependent on the maturity of stakeholder relationships as well as the stage of development of the project. Stakeholder engagement has taken place at all advanced exploration sites during 2010 and particularly at the Tropicana Gold Project in Australia which has now been approved by the AngloGold Ashanti board to proceed through construction to mining.

A life cycle approach:

We are currently undertaking a feasibility study for the Mongbwalu Project in the north east of the Democratic Republic of the Congo (DRC). As part of the required environmental impact study, we are working with independent consultants to undertake further specialist studies such as a human rights assessment. We are also working on a stakeholder engagement process to ensure that stakeholders have access to information on the project and can raise concerns and questions that are important to them, locally, regionally and nationally. Stakeholders are given feedback on issues they have raised, and participate in the planning of project impacts and benefits.

Elsewhere, in Gabon, Northern Canada, Brazil, Colombia and the Solomon Islands extensive and ongoing early stage engagement is taking place in partnership with joint venture partners at national and regional government level with the relevant government and regional development bodies, community groups and NGOs.

In the Western Province of the Solomon Islands, where AngloGold Ashanti is exploring jointly with Canada-based XDM Resources, regular engagements with the community took place during 2010 on land access agreements and compensation for disturbance to land by ongoing exploration activity. The joint venture management team provides work opportunities, small-scale business activities, and health and community programmes to encourage participation by locals and customary landowners.

Closure planning and provision

All mining operations eventually cease. Closure planning is a critical operational activity, potentially with significant reputational implications. The associated liabilities must be provided for and publicly disclosed. Closure planning is an activity that starts at exploration and mine design and continues throughout the life of mine.

Planning for closure implies creating a 'closure mentality', whereby closure is considered at each stage in design and operation of the project. It is often possible to plan and design operations to reduce rehabilitation costs. In waste rock dump construction, for example, cost considerations often dictate steep slopes, which may lead to expensive earth moving after closure. Establishing flatter slopes during construction could reduce such costs in the long term.

The company's Environment and Community Policy commits the company to ensuring that financial resources are available to meet its closure obligations. Good closure planning is a value-adding exercise that optimises post-mining land use, and can help to reduce life-of-mine operating and closure costs.

Poor or inadequate closure planning can lead to dysfunctional relationships with host governments and communities. Furthermore, without proper planning the company is likely to be exposed to higher costs, missed opportunities, compensation claims and reputational damage.

In order to ensure that operating staff and the company's stakeholders clearly understand our closure commitments and to set a common benchmark across the company, a closure and rehabilitation management standard was finalised during 2009. Operations were given two years, until the end of 2011, to achieve full compliance with the standard, which requires, amongst others, that an interim closure plan be prepared within three years of commissioning an operation, or earlier if required by legislation. This plan is reviewed and updated every three years (annually in the final three years of a mine's life) or whenever significant changes are made. It takes into account operational conditions, planning and legislative requirements, international protocols, technological developments and advances in practice. The interim plan becomes a final plan at least three years before closure is planned.

Our long-term remediation obligations include decommissioning and restoration liabilities relating to past operations which are based on our environmental management plans and comply with current environmental and regulatory requirements. Provisions for remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites. Provisions for restoration and decommissioning costs are made at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices and discounted at a pre-tax rate that reflects current market assessments of the time value of money.

In 2010, discounted closure liabilities increased from $418 million to $551 million. This increase is largely attributable to changes to life of mine plans, changes in estimates of closure liabilities and increased cost escalations.

Community imperatives

Among concerns associated with closure is the need to ensure that commitments to communities have been recorded and are acted upon. After the mine has closed the local community must live with its legacy. Our closure standard stipulates that closure planning must be undertaken in consultation with the community. In the course of these consultations, different issues are raised which require site-specific solutions. Livelihood preservation and infrastructure are often key requirements. Local people who were previously employed at the mine and may have received education and training seek viable employment alternatives. Communities also require information on rehabilitation of the landscape and on any lasting environmental impacts.

Performance on closure planning in 2010

Guidelines to assist operations to implement the closure and rehabilitation management standard were developed during 2010. A workshop was held in December 2010 to ensure alignment amongst environmental, social and accounting professionals within the company and to share best practices across the group.

Throughout 2010, closure planning was conducted at an operational level, with assistance from corporate and regional



Mali

The women of Kourouketo Village near Yatela mine collect indigenous Peniculatum grass seeds from the area surrounding their village and sell them to the mine for use in its rehabilitation programme

experts where necessary, to meet the standard. A multi-disciplinary closure working group, established in 2008, oversaw progress and updated executive management. It assessed gaps between existing closure plans and the standard.

Self-assessments conducted in 2010 highlighted that areas requiring greater attention at some operations include:
- risk and opportunity assessment;
- decommissioning and rehabilitation plans;
- completion criteria and monitoring;
- contingency planning;
- care and maintenance plans;
- premature closure; and
- planning of final exit from site.

Commitments and delivery

Work to achieve compliance with the company standard for closure and rehabilitation will continue in 2011. Over 2011 and 2012, compliance with the standard will be assessed through a corporate-led assurance and operations review. Closure planning is an iterative process and we are aiming for continuous improvement in our performance.

Environmental and natural resource stewardship

Respecting the environment

Our context

Our mining operations share scarce resources with the communities which host us and responsible stewardship of these resources and of the environment is therefore a moral imperative. If we do not act responsibly in this respect, we risk eroding the goodwill of these communities and potentially incurring legal penalties. We also have a broader societal obligation to operate in a way which safeguards the environment and uses all resources efficiently.

Our commitments on stewardship of the environment and natural resources are reflected in our company values, where we undertake to continually improve our technology and processes to prevent pollution, minimise waste, increase our carbon efficiency and make efficient use of natural resources. These commitments are also reflected in our company goals, which include reducing environmental incidents by 60% by 2013 (from a 2008 baseline) and their elimination in the longer term. The number of environmental incidents reported in 2010 decreased by 47% to 27 (from 51 in 2009).

Changing economic, social and environmental conditions challenge us to develop innovative solutions and responsible mining practices. The cost of energy, for example, varies with our consumption profile, fuel price fluctuations, electricity tariffs and the legislation in place in each jurisdiction where we operate. The availability and management of water are issues which pose short- and long-term risks and opportunities. In many cases we are under pressure to reduce consumption of energy and water while meeting increased demands for these resources as a result of the expansion of mining activities or the changing nature of mining operations.

Focus areas

We have identified five focus areas in relation to environmental and natural resource stewardship:
- water;
- energy and greenhouse gas emissions;
- land;
- hazardous materials; and
- air quality.

In the section which follows we provide greater detail on the context for each of these areas, and on our management approach. In addition, we report on the work undertaken to improve our understanding of the potential impact of climate change on our operations and to develop appropriate responses.

Water

Water management

With a global footprint, we face many different water management challenges:
- competing needs for water resources in arid and semi-arid locations (for example during dry spells at the Yatela Mine in Mali);
- the potential medium- to long-term threat of disruption to the security of supply of water, as changing climatic conditions and consumption patterns put pressure on the capacity of water supply to meet demand;
- potential damage to our reputation and community relationships which can occur as a result of actual or perceived violations of water management standards or legislation; and
- a high level of stakeholder concern over water supply and quality, which may constrain the development of new operations in sensitive areas.

We use water for multiple applications including minerals processing, the transportation of tailings, air cooling processes, the powering of hydraulic mining equipment and dust suppression. Process water used in applications where chemicals and other additives are applied is usually unsuitable for release into the environment without prior treatment. Preventing its accidental release is therefore a crucial water management objective.

Our water management standard sets out good practice requirements for the monitoring and management of surface and groundwater quality as well as its consumption. Since the standard's launch in 2009, our operations have been working steadily to address deficiencies in specified requirements. Internal reviews of compliance to this and other approved standards are planned for 2011 and 2012 under the Community and Environment Review Programme (CERP).

As underground mining has gradually ceased in some of South Africa's older mining regions, groundwater has infiltrated mined out workings and becomes acidic if it is exposed to sulphide minerals in these workings. Water levels in the closed underground mines can rise, presenting a potential contamination risk to shallow groundwater and eventually to surface water resources if allowed to spread further.

Our operations are largely situated off dolomitic areas and do not encounter significant amounts of deep groundwater compared to some of our neighbouring mines, where pumping and disposal of large quantities of water are necessary. The water captured by our mines is used within our operations and so we do not need to discharge large quantities of underground mine water. As our mines are deeper than neighbouring mines, the main issue of concern to AngloGold Ashanti is that both our West Wits and Vaal River operations are at risk of flooding should the adjacent mines cease pumping water from their underground workings.

We are proactive in addressing the risks associated with mine flooding and are developing regional flooding models, expanding on existing agreements with neighbouring mines to ensure the continued protection of our operations and engaging stakeholders at national level to expedite available technical solutions.

We recognise that in the South African context the solution will require an inclusive and collaborative approach from government, industry and community stakeholders and we remain committed to continued engagement with all of our stakeholders to ensure the protection of communities and the environment and, ultimately, the sustainability of our business.

Water management issues at Obuasi

Water management concerns in March 2010 resulted in the suspension of gold processing activities at the Obuasi mine in Ghana for five days, pending implementation of a revised water management strategy to reduce contaminants contained in mine discharge. Construction of two process water treatment plants is scheduled for completion by the second quarter of 2011, to better manage excess water to the north and south of the mine.

Permitting processes are also under way for the construction of a return water dam to be commissioned by 2012, to further improve capacity for managing excess process water, which will in turn improve the stability of the south tailings storage facility.

In response to these and other operational challenges, we have appointed a high-level, multi-disciplinary taskforce to address operating performance at Obuasi. This senior management team is tasked with designing a turnaround plan that will touch all aspects of the operation, from mining and processing to a holistic approach to addressing legacy issues resulting from a century of mining. This team will report its findings to the board and table a detailed plan for Obuasi's sustained turnaround.

Water usage and efficiency by region (2009 – 2010)

	Water usage ML		Water efficiency kL/oz	
	2010	2009	2010	2009
South Africa	20,896	19,649	11.70	10.93
Continental Africa	24,436	26,344	14.34	14.18
Australasia	3,485	3,703	8.80	9.23
Americas	5,817	5,426	6.22	5.97
Group	54,664	55,138	11.34	11.11

Group consumption totals include usage at Tropicana.

Environmental and natural resource stewardship

Case study:



Pump testing a new borehole in the Vaal River area to determine the volume of water that can be pumped on a daily basis

Boosting water recycling capability at our Vaal River operations in South Africa

Groundwater pollution due to seepage from mining activities is one of the main environmental challenges facing our Vaal River operations in South Africa. In 1992, the Northern Well Field, a series of shallow boreholes, was constructed to intercept polluted water and prevent it from entering the nearby Vaal River. However, interception by the well field deteriorated significantly over time and in 2008 a project was launched to increase its effectiveness.

The upgrade to the well field resulted in a doubling of the volume of water extracted and a significant reduction in salts discharged into the Vaal River. As a consequence of the upgrade, some 75,000m^3 of additional water is recycled each month for use in metallurgical processes, with a total cost saving of over $600,000 per annum.

A detailed version of this case study is available online at www.anglogoldashanti.com

Water security

Water security is a complex and multifaceted issue, which is only addressed by comprehensive attention to all aspects of water performance (including consumption, reuse, recycling, quality, discharge profile and infrastructure integrity). The concept of integrated water management is being adopted progressively across all AngloGold Ashanti operations and we are developing a range of water performance metrics, to be introduced formally in 2012.

Our immediate focus is on making the water performance gains from business improvement initiatives explicit, setting site-based targets for water performance in our 2012 business plan, incorporating integrated water management into our global Business Process Framework (BPF) and developing internal capability on integrated water management.

Critical next steps are to:
• develop country and regional integrated water management strategies;
• adopt technologies that minimise raw water intake wherever feasible for new assets; and
• optimise the recycling of process water.

Energy and greenhouse gas emissions

Mining is an energy-intensive industry and with rising costs and climate change high on the global agenda, we seek to manage our energy consumption wisely.

Together with the mining sector as a whole, AngloGold Ashanti faces specific challenges in increasing energy efficiency at its operations.

Firstly, any improvements in energy performance tend to be quickly eroded as our mines mature. Energy consumption typically increases over the life cycle of an operation as mining progresses to lower depths and more complex and lower-grade areas of an orebody. Secondly, as infrastructure upgrades do not take place frequently, there are few opportunities to introduce step changes in energy efficiency at our operations. Finally, currently available clean energy alternatives that meet our requirement for 24/7 secure, reliable supply tend not to be economically or technically viable. So, while we have a medium-term target to improve energy efficiency by 15% and a longer-term target to improve greenhouse gas emissions intensity by 30%, progress towards achievement of these targets is elusive.

Energy efficiency

In an endeavour to reduce our energy consumption to the extent technically and economically feasible, we have refocused our attention over the past few years on improving energy performance across our operations.

We have the opportunity with new operations to make significant changes in energy efficiency. For example, at our Tropicana project in Australia, the processing plant has been designed to be more energy and water efficient than plants at our other

Energy usage and efficiency by region (2009 – 2010)

	Energy usage (million GJ)		Energy efficiency (GJ/oz)	
	2010	**2009***	**2010**	**2009***
South Africa	**12.4**	12.3	**6.9**	6.9
Continental Africa	**11.3**	11.1	**6.6**	6.0
Australasia	**2.3**	2.0	**5.7**	5.0
Americas	**4.7**	4.3	**5.0**	4.8
Group	**30.6**	29.8	**6.4**	6.0

* Energy consumption data for 2009 has been restated owing to omissions and fuel conversion factor errors found in the data originally reported.

operations. It will utilise high pressure grinding rolls which use less energy than conventional milling. Leach and tailings thickeners will be used to recover and recycle process water, substantially reducing the quantity of water pumped to the tailings facility, and grey water from the village will be recycled for use in the processing plant, reducing the quantity of water drawn from boreholes adjacent to the mine that would need to be pumped to our operations and treated extensively prior to use.

Also, during 2010 and early 2011, we undertook a number of energy efficiency projects to improve the control and management of the compressed air and cooling systems for deep underground mines in our South Africa region. These are projected to result in a saving of approximately 140GWh per year. In addition, vapour compression heating systems are being installed in residential facilities at our South African operations with a further saving of 15GWh per year. This latter project will potentially generate carbon credits under the UN Clean Development Mechanism.

As most of our power supply in Brazil is drawn from hydropower sources, greenhouse gas emissions from these operations were only 33,000t CO_2e in 2010. Despite this already high performance level, the focus on energy efficiency across all our operations in Brazil has been relentless. Two key interventions in 2010 included improving ventilation and compressed air system efficiency at our Cuiabá mine and compressed air system efficiency at the adjacent Queiroz processing plant.

Many sites extend their energy efficiency focus into the local communities around our mining operations. At our Obuasi mine in Ghana, which has a proud record on community engagement with respect to energy performance, these practices are embedded and include weekly broadcasts on local radio, participation of the wives of employees in regular practical forums on home energy efficiency and encouraging members of local religious congregations to participate in education on ways to reduce energy consumption in the home and local community.

Energy security

Secure, reliable 24/7 energy supply is an imperative for our operations, as it is for the mining industry as a whole. We take electricity from the national grid in South Africa, Namibia, Ghana, the USA and partially in Brazil. With the exception of hydroelectric supply to our Brazilian operations, all other operations are fed by on-site fossil fuel generation facilities using diesel, heavy fuel oil or natural gas. We also use diesel as a fuel in trucks and other heavy equipment.

Factors affecting the energy security of our operations include our projected energy consumption profile, the availability of fuel and energy supplies, the maturity of energy markets and the rates of economic growth in the countries where we operate. In addition, several of our operations are in countries where energy security is potentially affected by political instability, projections for domestic power supply which exceed available demand, a lack of internal capability to support commercial and industrial growth and government regulation. In these countries, we are building relationships with our host governments with the objective of jointly developing sustainable futures. Each of our mines faces specific challenges and individual site-based energy security strategies are being developed within our global framework.

Our current priorities are to embed comprehensive energy performance monitoring practices within the Business Process Framework (BPF), set site-based targets for energy performance for inclusion in our 2012 business plan, make the energy benefits from business improvement projects explicit and develop processes for better sharing of information internally on energy performance.

Environmental and natural resource stewardship

Critical next steps are to:

- implement country and regional energy security strategies; and
- where feasible, adopt the latest technologies to minimise fuel consumption at new and existing assets.

Energy costs

Managing our energy costs is an increasingly significant challenge. Our energy consumption for 2010 remained relatively stable at 30.6 million GJ, however our energy efficiency worsened by 5.8% in this period. Energy costs continue to increase rapidly – rising 33% from 2009 to 2010 – and are expected to accelerate further. In 2010, energy costs were 18.7% of total operating cash costs for our operations and this ratio is continuing to rise.

While our electricity consumption has increased by only 0.8%, electricity costs have increased by 35%. In both South Africa and Ghana for example, electricity prices increased by approximately 25% during 2010. At the same time, while our diesel fuel consumption increased by 8%, diesel costs escalated 30%.

Greenhouse gas emissions

Our total greenhouse emissions in 2010 were 4.7Mt CO_2e, an increase of 2.0% on 2009. As our production declined by 2.9% in this period, our greenhouse gas emissions intensity deteriorated by 5.0% overall.

Approximately 99% of our reported Scope 1 and Scope 2 greenhouse gas emissions are directly related to energy consumption. Consequently, improving our energy performance at every opportunity is our primary avenue for mitigating the impacts of climate change arising from our operations.

The additional 1% of our reported greenhouse gas emissions are derived from refrigerant losses.

We have not reported on greenhouse gas emissions from land use change since earlier desktop studies suggested these emissions are not material. As the available scientific methodologies for measuring and monitoring emissions of this nature are changing, further investigation will be conducted during 2011 to quantify and clarify the status of these emissions.

Further, a desktop study completed by Camco in 2009 confirmed that AngloGold Ashanti's Scope 3 emissions are not material and as a consequence, are not reported.

Land

We often own or control large tracts of land, even though only a relatively small area is used for mining purposes. Underground mining has a small physical footprint. In contrast, open-pit operations impact a much larger area in order to access the ore. Unlike other industries, the location of mining activities cannot be altered to avoid impacts, however we have some flexibility with respect to mining method and the location of ancillary infrastructure. Environmental protection, community preferences, the viability of mining operations and regulatory requirements all contribute to our choices in this regard, which are informed primarily by our commitment to our values.

We need to take into account a range of land-related issues in planning and managing our operations, the most significant of which are:

- land access – securing the right to use land for mining and maintaining physical access to the land covered by our mining rights;
- biodiversity, land disturbance and rehabilitation; and
- the management of waste and tailings.

These three areas are discussed below.

GHG emissions and efficiency by region (2009 – 2010)

	Emissions (Mt CO_2e)		Efficiency (t CO_2e/oz)	
	2010	2009*	2010	2009*
South Africa	**3.42**	3.40	**1.92**	1.89
Continental Africa	**0.80**	0.79	**0.47**	0.43
Australasia	**0.15**	0.14	**0.39**	0.34
Americas	**0.32**	0.29	**0.34**	0.32
Group	**4.70**	4.61	**0.97**	0.93

* 2009 data has been restated due to restatements in energy consumption data.

Land access

Access to land is a two-tiered issue. Firstly, the legal right to mine the orebody and to produce gold on a demarcated tract of land needs to be obtained. Secondly, secure and unobstructed access to this land has to be maintained, particularly in areas with potential for conflict with local communities over land use.

On the first issue, there are various political and societal concerns that must be addressed before we can establish a mine. For example, we need to ensure that we can mitigate impacts associated with physical land disturbance and put in place rehabilitation efforts during and after the mine operational phase to ensure sustainable mine closure.

On the second issue, we recognise that tension can arise with communities over land use and access. Our approach is to engage communities, and to find the best way to accommodate all parties' needs within the constraints of the available resource.

Biodiversity, land disturbance and rehabilitation

Mineral resources in traditional mining areas are becoming depleted and, like many mining companies, we are increasingly exploring or operating in remote or previously undisturbed areas where biodiversity requires greater attention. Because we must mine where the resource is located, the presence of sensitive habitats or vulnerable species requires careful site evaluation and selection, thorough baseline studies and engagement with local communities to understand their relationships with the environment.

In order to set an internal standard and common performance expectations, we continue to refine our draft biodiversity management standard, including subjecting it to NGO review. The standard will be finalised in 2011.

Mine closure issues touch on important aspects of land use and access and are covered in more detail on pages 44 to 45 of this report.

Waste and tailings management

We generate waste rock and tailings as a result of mining and mineral processing operations. Mine tailings are the process effluents generated after grinding and extraction of gold from the ore is completed. Tailings are deposited as slurry in large storage facilities specifically designed for this purpose.

During open-pit mining large volumes of soil and/or rock (overburden) are generated to expose the orebody. Similarly, waste rock is generated during drilling and developing access to underground ore bodies. Overburden and waste rock typically contain sub-economic levels of gold and are deposited as large waste rock dumps.

The impact of failure of a tailings storage facility can be significant and we therefore monitor such facilities closely to ensure that their management is in accordance with commitments made to local communities and to national regulatory requirements. We apply stricter internal controls to minimise the risk of failure and have established an internal tailings management framework which is applied at all of our operations.

After mine closure, tailings storage facilities and waste rock dumps are typically the most significant and visible impact that remains and consequently we aim to begin rehabilitation work on these areas as early as possible in the life of an operation. Rehabilitation work typically involves the reshaping and/or profile capping of the facility to meet the company's closure and rehabilitation standard and to make these facilities safe, stable and self-sustaining beyond closure.

Regrettably, in February 2010 we suspended operations at our Iduapriem mine in Ghana for a period of two and a half months due to potentially adverse environmental impacts arising from water discharge at the tailings storage facility at the operation. In conjunction with the Environmental Protection Agency of Ghana we identified an interim location for tailings storage. Construction of a new storage facility to cater for life of mine tailings deposition is in progress and it is anticipated that this new facility will become operational in the first half of 2011.

Hazardous materials

The management and disposal of potentially hazardous materials used in or generated as a result of gold production requires special attention. Our chemical and waste standards address the management of risks arising from the use of hazardous materials and cover topics including waste avoidance, reduction, reuse, recycling, treatment and disposal.

The use of cyanide by the gold mining industry has been a significant source of stakeholder concern since its introduction and cyanide is carefully managed at AngloGold Ashanti operations. We are a signatory of the international cyanide management code which supports the responsible manufacture, transportation and use of cyanide in gold mining, enhances measures for the protection of human health, and reduces the potential for environmental impacts.

Environmental and natural resource stewardship

As a signatory to the code, our operations are audited by independent third parties to ensure compliance. The results of these audits are publicly available to inform stakeholders of the status of cyanide management practices at certified operations.

Currently 15 of the 19 of our operations using cyanide are certified as compliant to the cyanide code. In 2009, six operations were temporarily withdrawn from the code certification process. During 2010, two of these operations – Navachab in Namibia and Siguiri in Guinea – were audited and certified as fully compliant to the code. Cerro Vanguardia in Argentina rejoined the certification process in 2010 and is expected to be certified as fully compliant during 2011. Geita in Tanzania has completed infrastructure work to meet the code requirements and a compliance audit is expected in 2011.

In Ghana, infrastructural modifications are required for our two operations in that country to become compliant with the code. At Iduapriem, infrastructure work is expected to be completed within the first half of 2011, following which the certification process should recommence. At Obuasi, we plan to address the complexities of transporting, receiving and handling cyanide at that site through a new facility. The capital allocation for the project has been made and detailed engineering design work has begun.

Air quality

Our operations in Guinea, Mali, Namibia, Tanzania and South Africa are situated in arid or semi-arid regions where the management of dust generated by our activities is necessary. To protect communities around these mines, water is used to suppress dust from roads. Dust on tailings facilities is controlled by using surface binding agents, water and vegetation.

During 2009 we issued an air quality management standard which stipulates requirements to ensure minimum air quality performance for the company's operations. Consequently, a decision was taken to close the sulphuric acid section of the Vaal River East Gold Acid Float (EGAF) plant permanently during 2010, eliminating sulphur dioxide emissions from the plant. A cost/benefit analysis also showed it was more economical in the long-term to source sulphuric acid externally rather than to upgrade the plant.

While we have been able to address the primary source of non-compliance with regulation relating to sulphur dioxide emissions in South Africa, we will continue our focus on the management of air quality in the region. Aspects which require

ongoing management attention are air quality impacts as a result of excessive dust liberated at some of our operations and regulated emissions from power plants.

Climate change

In addition to actions undertaken in the five focus areas, we are building on a study completed in 2009 to improve our understanding of the potential impact of climate change on our business and to develop appropriate responses.

Potential physical risks to our operations include increased rainfall or reduced water availability, higher temperatures and extreme weather events. In addition, the communities around our mines could be exposed to an increased risk of food insecurity, water scarcity and adverse health impacts.

At site-level, we need to interpret the potential impact of climate change and develop practical action plans. This includes consideration of engineering and operational issues as well as the potential impact of climate change on employees and host communities.

Legislation on climate change is being considered in Australia, the USA, South Africa and Brazil which may, if passed, have a financial impact on our operations. In each country, AngloGold Ashanti is actively engaging the government in an attempt to ensure that there is a balance between effectiveness in addressing climate change and adverse impacts on the economy and business. Because AngloGold Ashanti exports almost all of its products and as our prices are not set by the company but on international commodity exchanges, the company is potentially exposed if some countries impose a price on carbon (for example through a carbon tax) while others do not.



Guinea
Water bowser in use at Sigiuri to suppress dust on roadways

Unless otherwise stated, $ refers to US dollars throughout this report

Moz refers to millions of troy ounces

t refers to metric tonnes

Rounding may result in computational discrepencies

Locations on maps are for indication purposes only

AngloGold Ashanti is incorporated in the Republic of South Africa, Registration no. 1944/017354/06

This report, produced annually, covers the financial year ended 31 December 2010 and provides an update of information contained in the Sustainability Review 2009 'Tomorrow's gold: Issues that Matter' and the 2009 online and supplementary information.

Data contained in this report covers operations, joint ventures and subsidiary companies which are managed by AngloGold Ashanti only and does not cover operations managed by joint venture partners.

Data relating to the Tau Lekoa mine is covered only until the finalisation of the sale of that operation effective 1 August 2010.

This report was printed on paper produced at mills that are certified by the Forest Stewardship Council (FSC) in processes that have CoC certification. The FSC promotes environmentally appropriate, socially beneficial and economical viable management of the world's forests, while CoC guarantees production of FSC-certified products from processing to distribution.

Forward-looking statements

Certain statements contained in this report, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditure, and the outcome and consequence of any pending litigation proceedings, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are

reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, amongst other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such risk factors, refer to the section titled "Risk management and internal controls" in the annual financial statements available on www.anglogoldashanti.com. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to this report to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 31, 2011

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary